AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 13, 1996

                                                REGISTRATION NO. 333-01589


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                                    CNS, INC.
             (Exact name of registrant as specified in its charter)

                                    DELAWARE
         (State or other jurisdiction of incorporation or organization)
                                   41-1580270
                      (I.R.S. Employer Identification No.)

                                 P.O. BOX 39802
                          MINNEAPOLIS, MINNESOTA 55439
                                 (612) 820-6696
(Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                              DANIEL E. COHEN, M.D.
                             CHIEF EXECUTIVE OFFICER
                                    CNS, INC.
                                 P.O. BOX 39802
                          MINNEAPOLIS, MINNESOTA 55439
                                 (612) 820-6696
    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:
                                 PATRICK DELANEY
                           LINDQUIST & VENNUM P.L.L.P.
                     4200 IDS CENTER, 80 SOUTH EIGHTH STREET
                          MINNEAPOLIS, MINNESOTA 55402
                            TELEPHONE: (612) 371-3211

                                JONATHAN B. ABRAM
                              DORSEY & WHITNEY LLP
                 PILLSBURY CENTER SOUTH, 220 SOUTH SIXTH STREET
                              MINNEAPOLIS, MN 55402
                            TELEPHONE: (612) 340-2600

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering: [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]



THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED MARCH 13, 1996


PROSPECTUS
DATED            , 1996
                               1,500,000 SHARES

                                 COMMON STOCK

Of the 1,500,000 shares of Common Stock (the "Common Stock") offered hereby, 1,375,000 shares are being sold by CNS, Inc., a Delaware corporation (the "Company"), and 125,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders.") See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.


The Common Stock is quoted on the Nasdaq National Market under the symbol "CNXS." On March 11, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $20.00 per share. See "Price Range of Common Stock."


THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   PRICE TO       UNDERWRITING       PROCEEDS TO           PROCEEDS TO
                    PUBLIC        DISCOUNT (1)       COMPANY (2)       SELLING STOCKHOLDERS
Per Share       $              $                  $                 $
Total (3)           $                $                  $                     $

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting offering expenses payable by the Company estimated at $225,000.


(3) The Company and certain of the Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 130,000 and 95,000 additional shares of Common Stock, respectively, solely to cover over-allotments, if any, at the per share Price to Public less the Underwriting Discount. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling
Stockholders will be $           , $           , $            and $
   , respectively. See "Underwriting."


The shares of Common Stock are offered by the several Underwriters subject to prior sale when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates representing shares of Common Stock will be made at the offices of Piper Jaffray Inc. in Minneapolis, Minnesota on or
about        , 1996.

PIPER JAFFRAY INC.                                       MONTGOMERY SECURITIES


Inside Front Cover Graphics:

Logo: Breathe Right(R) nasal strips

Side by side photos:

Left-hand photo: drawing of nasal passages.
Text above drawing: Without Breathe Right(R) Strip
Text below drawing: Nasal valves are only 1/10 inches wide.
Vascular tissue can swell to block or narrow valves.

Right-hand photo: drawing of nasal passages.
Text above drawing: With Breath Right (R) Strip
Text below drawing: A Breath Right nasal strip lifts and expands nasal valve openings.

Text, middle of the page:

The Company has received the following FDA clearance to market Breathe Right nasal strips:

* Can reduce or eliminate snoring
* May provide temporary relief from nasal congestion and stuffiness
* Improves breathing by reducing nasal airflow resistance

"Breathe Right" is a registered trademark of CNS, Inc. All other company or product names are registered trademarks of their respective owners.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET-MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."


Photo: Man sleeping and wearing Breathe Right nasal strip
Photo: Breathe Right packaging box


Page 2 Graphics:

Photo: 1995 REX AWARD Plaque

Text beneath photo of plaque:

In the Fall of 1995, CNS, Inc. received the REX (Retail Excellence Award) as the "Market Maker of the Year." This award recognizes the single most important product which disproportionately increased drug store traffic and profits, as determined by executives of the drug chain retailers and drug wholesalers.

Photo, bottom of the page shows Breathe Right(R) packaging boxes:

Shown:
Jr. Small quantity 10
Sm./Med. quantity 10
Med./Lg. quantity 10
Sm/Med. quantity 30
Med./Lg. quantity 30

Page 3 Graphics showing various advertising campaigns:

                         ADVERTISING CAMPAIGN INCLUDES
                     NATIONAL PRINT, RADIO, AND TELEVISION.

Photos depicting television screens; photos are three across the page by four down the page:

      CNN TV Network     Football player in motion            ESPN
                          wearing Breathe Right(R)     Total Sports Network
                               nasal strip

    Breath Right Package Box    Rollerblader in motion     Audience Meter
   Text: If you don't hear      wearing Breathe Right(R)  The Fixture Shaker
         improvement in 10 days,     nasal strip
          talk to your doctor.

      Runner in motion        Breathe Right(R) nasal      Winning athlete at
   wearing Breathe Right(R)   strip being applied to       the finish line.
        nasal strip          a man's nose at bed time. wearing Breathe Right(R)
                                                              nasal strip

     TNT TV Network              Various magazines          The Family Channel
                                 carrying advertising.        TV Network

Photos across the bottom of the page:

Photo: Statue of Liberty wearing a Breathe Right(R) nasal strip
Text: Consumer Print AD

Photo: Paul Harvey
Text: Paul Harvey, radio personality with the highest rated show in network radio.

Photo: Rush Limbaugh
Text: Rush Limbaugh, featured on over 650 radio stations with an average audience of over 4.5 million.

Photo: Dr. Dean Edell
Text: Dr. Dean Edell, administers medical advice to millions with his two national radio programs.

Photo: Mona Lisa wearing a Breathe Right(R) nasal strip
Consumer Print Ad


                              PROSPECTUS SUMMARY

The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Except where otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. This Prospectus, including the information incorporated by reference, contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."


                                 THE COMPANY

The Company manufactures and markets the Breathe Right nasal strip, which is a nonprescription single-use disposable device that can reduce or eliminate snoring by improving nasal breathing and temporarily relieve nasal congestion. Broad consumer marketing of the Breathe Right nasal strip began in September 1994. Net sales of the Breathe Right nasal strip grew from $2.8 million in 1994 with a pre-tax loss of $2.6 million, to $48.6 million in 1995 with pre-tax income of $13.0 million. According to data collected by Information Resources, Inc., Breathe Right nasal strips became a leading sales volume producer during 1995 in the over-the-counter ("OTC") cough, cold and allergy section of drug, grocery and mass merchant stores nationwide.


The Breathe Right nasal strip has two embedded plastic strips. When folded down onto the sides of the nose, the Breathe Right nasal strip lifts the side walls of the nose outward to open the nasal passages. The product improves nasal breathing upon application and does not include any medication, thereby avoiding any medicinal side effects. The Company has received 510(k) clearances from the U.S. Food and Drug Administration (the "FDA") to market the Breathe Right nasal strip for improvement of nasal breathing (October
1993), reduction or elimination of snoring (November 1995) and temporary relief of nasal congestion (February 1996). The Company believes that the Breathe Right nasal strip is the only non-prescription product in wide retail distribution that the FDA has cleared to market for the reduction or elimination of snoring.

The Company primarily markets the Breathe Right nasal strip to people who snore and to people who suffer from nasal congestion and impaired nasal breathing. Market research commissioned by the Company indicates that approximately 78% of all households in the U.S. have a snorer and 37 million adults in the U.S. snore regularly. Clinical studies have shown that the Breathe Right nasal strip is effective in reducing or eliminating snoring and may improve the quality of sleep. The market for the treatment of nasal congestion or impaired nasal breathing includes people who suffer from (i) the common cold, (ii) allergies and sinus disease (approximately 35 million people in the U.S.) and (iii) deviated nasal septum or other structural deficiencies (approximately 12 million people in the U.S.). The Company believes that the Breathe Right nasal strip, as either an alternative or adjunct to decongestant drugs (including nasal sprays and oral decongestants), can in many cases benefit those people by temporarily relieving nasal congestion. Additional markets for the Breathe Right nasal strip include the professional medical market for use by patients receiving various treatments for sleep apnea and chronic lung disease and the athletic market.

The Company markets the Breathe Right nasal strip to OTC consumers through advertising in national publications and on nationally syndicated radio programs and network and cable television. The Company's advertising currently focuses on the snoring application. The Company plans to advertise the nasal congestion application in the fall of 1996 coincident with the cold season. The Company's marketing efforts are supported by high profile spokespersons such as Jerry Rice, Rush Limbaugh and Paul Harvey. A research study commissioned by the Company indicates that approximately 5% of households in the U.S. include a person who has tried Breathe Right nasal strips, and research data collected by a nationally recognized consumer market research firm indicates that approximately 28% of those people who tried Breathe Right nasal strips purchased additional product.

The Breathe Right nasal strip is currently sold over-the-counter in stores which account for approximately 98% of total drug store sales volume, 99% of total mass merchant sales volume and 71% of total grocery store sales volume in the U.S. The Breathe Right nasal strip is typically located in the cough, cold and allergy section of stores next to nasal sprays or oral decongestants. The Company believes that the Breathe Right nasal strip is priced competitively with decongestant drugs on a per dose basis. The Company also distributes the Breathe Right nasal strip to athletic stores and mass merchant sports departments in the U.S. In August 1995, the Company signed an international distribution agreement with 3M Company to market Breathe Right nasal strips outside of the U.S. and Canada.

The Company's strategy for increasing Breathe Right nasal strip sales and expanding its product line includes (i) expanding consumer awareness and trial of the Breathe Right nasal strip through increased advertising, (ii) encouraging repeat usage through increased distribution and promotion of higher count boxes of strips, (iii) expanding market presence in international markets through the Company's relationship with 3M Company,
(iv) expanding the Company's presence in the professional medical and athletic markets through increased marketing and distribution and (v) leveraging the Breathe Right name and the Company's distribution channels by introducing new products.

The Company has an exclusive, worldwide license to manufacture and market the Breathe Right nasal strip. The licensor of the Breathe Right nasal strip has received notice of allowance from the U.S. Patent and Trademark Office on two of its pending patent applications covering the Breathe Right nasal strip technology, including one that broadly covers the basic product, and has obtained one patent and received notice of allowance of an additional pending patent application covering structural changes to the product.

The Company has entered into several agreements to market or license certain new medical consumer products that are in various stages of being evaluated and tested. These products include an analgesic pain patch, an externally applied gel which may reduce the inhalation of airborne particles such as pollen, and products which may act as smoking and appetite suppressants.

The mailing address of the Company is P.O. Box 39802, Minneapolis, Minnesota 55439, and its telephone number is 612-820-6696.

                                 THE OFFERING


Common Stock offered:                1,375,000 shares
 By the Company
 By the Selling Stockholders           125,000 shares


  Total                              1,500,000 shares



Common Stock outstanding after the  18,851,052 shares (1)
 Offering


Use of proceeds                     To provide working capital for
                                    marketing, advertising and
                                    promotional expenses; to finance the
                                    purchase and construction of
                                    equipment, plant and machinery to
                                    develop supplementary in-house
                                    manufacturing capability; to expand
                                    and upgrade management information
                                    systems; and for other general
                                    corporate purposes. See "Use of
                                    Proceeds."


Nasdaq National Market symbol       CNXS


(1) Assumes the exercise of outstanding stock options to purchase 40,000 shares of Common Stock to be sold by certain Selling Stockholders in this offering. Does not include (i) 1,726,659 shares of Common Stock issuable under the Company's Stock Option Plans and Employee Stock Purchase Plan, of which 1,480,100 shares were subject to outstanding options at March 1, 1996 and (ii) 87,500 shares of Common Stock issuable upon exercise of outstanding warrants. See "Principal and Selling Stockholders" and "Description of Capital Stock."


                          SUMMARY FINANCIAL DATA (1)
                    (In thousands, except per share data)

                                                             YEAR ENDED DECEMBER 31,
                                                          1993          1994        1995
STATEMENTS OF OPERATIONS DATA:
Net sales                                                $    93      $ 2,798      $48,632
Costs of goods sold                                           49        1,790       17,555
 Gross profit                                                 44        1,008       31,077
Operating expenses                                           440        3,766       18,679
 Operating income (loss)                                    (396)      (2,758)      12,398
Other income, net                                             97          200          572
 Income (loss) from continuing operations before            (299)      (2,558)      12,970
  income taxes
Income tax benefit                                            --           --          341
 Income (loss) from continuing operations                   (299)      (2,558)      13,311
Loss from operations of discontinued sleep division       (1,132)        (309)        (460)
Gain on sale of sleep division                                --           --        1,226
  Net income (loss)                                      $(1,431)     $(2,867)     $14,077
Net income (loss) per common and common equivalent
 share:
 From continuing operations                                 (.02)        (.16)         .72
 From discontinued operations                               (.09)        (.02)         .04
  Net income (loss) per share                            $  (.11)     $  (.18)     $   .76
Weighted average number of common and common
 equivalent shares outstanding                            13,145       15,755       18,376



                             DECEMBER 31, 1995
                         ACTUAL     AS ADJUSTED (2)
BALANCE SHEET DATA:


Working capital          $25,855        $51,546
Total assets              32,341         58,032
Stockholders' equity      26,885         52,576


(1) Until June 1995, the Company manufactured and marketed diagnostic devices for sleep disorders. This line of business was sold in June 1995 and is reported as discontinued operations.


(2) As adjusted to reflect the sale of 1,375,000 shares of Common Stock offered by the Company hereby (assuming a public offering price of $20.00 per share), the exercise of outstanding stock options to purchase 40,000 shares of Common Stock and the application of the estimated net proceeds therefrom. See "Use of Proceeds."



                                 RISK FACTORS

An investment in the Common Stock offered hereby involves a high degree of risk. In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following risk factors relating to the business of the Company before making an investment. This Prospectus, including the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ significantly from those projected in the forward-looking statements as a result, in part, of the risk factors set forth below. In connection with the forward-looking statements which appear in these disclosures, prospective purchasers of the Common Stock offered hereby should carefully review the factors set forth in this Prospectus under "Risk Factors."

RELIANCE ON SINGLE PRODUCT; SUSTAINABILITY OF CURRENT SALES AND PROFIT LEVELS The Company's revenue and profitability depend on sales of Breathe Right nasal strips. A reduction in demand for the Breathe Right nasal strip would have a material adverse effect on the Company's business, results of operations, financial condition and future prospects. The Company has limited operating experience with the Breathe Right nasal strip, which the Company began marketing widely in September 1994. Accordingly, there can be no assurance that sales of the Breathe Right nasal strip in 1995 represent long-term consumer acceptance of the product, or that the increase in Breathe Right nasal strip sales from $2.8 million in 1994 to $48.6 million in 1995 is indicative of future growth rates for sales of the product. The sustainability of current levels of Breathe Right nasal strip sales and profitability and the future growth of such sales and profitability, if any, will depend on, among other factors: continued consumer trial of the product; generation of repeat consumer sales; further penetration of the OTC market; penetration of the professional medical, athletic and other new markets; competition from substitute products; effective consumer advertising for the Breathe Right nasal strip; and maintenance of current product pricing. There can be no assurance that the Company will maintain or increase its current level of Breathe Right nasal strip sales or profits in future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON PATENTS, TRADEMARKS AND PROPRIETARY RIGHTS
The Company's success will depend, to a large extent, on the enforceability and comprehensiveness of the patents on the Breathe Right nasal strip technology. The licensor ("Licensor") of the Breathe Right nasal strip and related technology, for which the Company is licensee, has received notice of allowance from the U.S. Patent and Trademark Office on two of its pending patent applications covering the Breathe Right nasal strip. The Licensor has also obtained one patent and received notice of allowance of an additional pending patent application covering structural changes to the product. One further patent application is pending. The Licensor has also obtained patent protection on the Breathe Right nasal strip in two foreign countries and has applications pending which seek patent protection in 23 additional countries. There may be some countries in which the Licensor is unable to obtain patent protection. Failure to obtain patent protection in a number of foreign countries may adversely affect the ability of the Company and 3M Company ("3M") to achieve a significant level of foreign sales. The Company is aware of several nasal strips that currently compete with the Breathe Right nasal strip, some of which may have patent applications pending. There can be no assurance that any patent issued will not be challenged, invalidated or circumvented or that the rights granted under any patent will provide significant benefits to the Company. Furthermore, there can be no assurance that the Company's products will not infringe, or be alleged to infringe, the proprietary rights of others. In order to enforce any patents issued or defend against infringement claims, the Company may have to engage in litigation, which may result in substantial cost to the Company and counterclaims against the Company. Any adverse outcome of such litigation could materially and adversely affect the Company's business. In addition to patent protection, the Company also attempts to protect its trademarks through registration, proper use and litigation. The Company also attempts to protect its proprietary information as trade secrets by taking security precautions. There can be no assurance that these steps will prevent misappropriation of the Company's proprietary rights or that third parties will not independently develop functionally equivalent or superior non-infringing technology. See "Business -- Patents, Trademarks and Proprietary Rights," "-- Competition" and "-- Litigation."

UNCERTAINTY OF ABILITY TO PENETRATE MARKETS
The Company's future success will depend, in part, on its ability to market the Breathe Right nasal strip to, and achieve penetration of, the professional medical market and athletic market. The Company believes its ability to penetrate these markets would be enhanced to the extent it is able to demonstrate the efficacy of the Breathe Right nasal strip for applications in these markets, including use by patients in conjunction with treatments for sleep apnea and chronic lung disease, and by people to improve endurance during athletic activities. The Company must conduct additional clinical studies prior to submitting requests for FDA clearances to market and label the product for these and other applications. There can be no assurance that the Company will receive such clearances. In addition, the Company may be required to develop new distribution channels to enter the professional medical market. There can be no assurance that the Company can achieve or maintain significant market penetration in those markets. See "Business -- Markets" and "-- Government Regulation."

MANAGEMENT OF GROWTH
The Company is currently experiencing a period of rapid growth that has placed, and could continue to place, a significant strain on the Company's management. The Company's ability to manage its growth effectively will require it to continue to improve its operational, financial and management information systems and to attract, train, motivate, manage and retain key employees. Management's inability to manage its growth effectively could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management."

DEPENDENCE ON 3M TO PENETRATE INTERNATIONAL MARKETS; UNCERTAINTY OF INTERNATIONAL MARKETS
In August 1995, the Company entered into an agreement with 3M pursuant to which 3M was granted the exclusive right to market the Breathe Right nasal strip outside of the U.S. and Canada. 3M is responsible for obtaining all necessary regulatory approvals outside of the U.S. and has complete discretion as to determining which markets to enter and the timing and manner of entering those markets. Because 3M has only recently begun to introduce Breathe Right nasal strips in several international markets, demand and market acceptance for the product is subject to a high level of uncertainty. There can be no assurance that 3M will be able to successfully penetrate the international markets. In addition, there are a number of risks inherent in the Company's international business activities, including the potential impact of currency fluctuations on product demand, potential unexpected changes in regulatory requirements and tariffs and other trade barriers. See "Business -- International Distribution."

COMPETITION
The Company believes that the market for decongestant products is highly competitive, while the market for products which reduce or eliminate snoring may become more competitive in the future. The Company's competition in the OTC market for decongestant products and other cold, allergy and sinus relief products consists primarily of pharmaceutical products and products similar to the Breathe Right nasal strip. Products that compete with the Breathe Right nasal strip in the OTC market for snoring remedies consist primarily of internal nasal dilators and products similar to the Breathe Right nasal strip. Many of the manufacturers of the products that compete with the Breathe Right nasal strip have significantly greater financial and operating resources than the Company. In addition, these competitors may develop products which are able to circumvent the Company's patents. See "Business -- Competition."

UNCERTAINTY OF NEW PRODUCTS
The Company's future growth depends, in part, on its ability to license or purchase new products and to market those products successfully. The Company has contractual arrangements to evaluate and market certain new medical consumer products, including an analgesic pain patch, an external gel designed to reduce the inhalation of airborne particles such as pollen, and an inhalant for appetite and smoking suppression. In order to develop and introduce these and future products, the Company may have to invest significant resources prior to commercial sales of these products in license and purchase expenses, clinical trial costs, FDA and other regulatory expenses and marketing and sales expenses. The Company's new products generally will require FDA and other regulatory clearance or authorization prior to marketing. The failure to obtain such clearances or authorizations could prevent or significantly delay the introduction of the new products. There can be no assurance that such clearances or authorizations will be obtained or that, if obtained, new products introduced by the Company will achieve market acceptance. There can be no assurance that additional new products will be available to the Company for license or purchase on favorable terms, if at all. See "Business -- Potential Line Extensions and New Products."

DEPENDENCE ON CONTRACT MANUFACTURERS
Substantially all of the production of the Breathe Right nasal strip is performed by contract manufacturers according to the Company's specifications. Although the Company currently plans to expand internal manufacturing capabilities, the Company expects to continue to be primarily dependent upon such manufacturers for the foreseeable future. The Company is dependent upon these manufacturers for timely and cost-effective manufacturing services. In the event that the Company is unable to obtain manufacturing, or obtain such manufacturing on commercially reasonable terms, it may not be able to manufacture its products on a timely and competitive basis. See "Use of Proceeds" and "Business -- Manufacturing and Operations."

DEPENDENCE ON SINGLE SOURCE SUPPLIER
The Company currently obtains major components of the Breathe Right nasal strip only from 3M. The Company has entered into a multi-year material supply agreement with 3M for these components. Although similar materials are currently available from other suppliers, the Company believes that 3M's materials are of superior quality. Disruption or termination of this vendor relationship could have a material adverse effect on the Company's operations. Although the Company believes that this relationship will not be disrupted or terminated, the inability to obtain sufficient quantities of these components or the need to develop alternative sources in a timely and cost effective manner, if and as required in the future, could adversely affect the Company's operations until new sources of these components become available, if at all. See "Business -- Manufacturing and Operations."

POTENTIAL PRODUCT LIABILITY
Although there are currently no product liability claims against the Company, product liability claims brought against the Company relating to its Breathe Right nasal strip or any new products of the Company in the future could have a material adverse effect upon its financial condition. The Company maintains product liability insurance in amounts which it believes are sufficient, but there is no assurance that the current coverage is adequate to cover the Company's product liability risks, nor can there be any assurance that it will be able to maintain or obtain substitute insurance on commercially acceptable terms upon the expiration of its current coverage. Conditions in the liability insurance industry may make it impossible or extremely expensive for the Company to maintain insurance protection on its products in the future.

REGULATION
As a manufacturer of medical products, the Company is subject to the laws and regulations administered by the FDA which include, but are not limited to, regulations relating to good manufacturing practice, human investigations, investigational device requirements, premarket requirements and labeling. While the Company has obtained FDA clearance to market the Breathe Right nasal strip for certain applications, there is no assurance that the Company will obtain FDA clearance for promotion and advertising of (i) the Breathe Right nasal strip for additional applications, or (ii) for products the Company is currently developing or may develop in the future. The Company has begun to conduct clinical studies on certain applications for the Breathe Right nasal strip and certain of the Company's new products, and it will need to conduct clinical studies on its other new products prior to submitting them to the FDA for clearance to market. The process of obtaining marketing clearance from the FDA for these additional applications and new products can be costly and time consuming, and there can be no assurance that such clearance will be granted on a timely basis, if at all. The failure to obtain additional FDA clearances may adversely affect the Company's ability to sell the Breathe Right nasal strip to certain markets and prohibit the sale of new products. Furthermore, the passage of future legislation with regard to manufacturing and marketing of medical devices is possible. The effect of such legislation may be to increase the cost and time necessary to begin marketing new products, and may adversely affect the Company in other respects not presently foreseeable. Even if new legislation is not forthcoming, the FDA may nevertheless seek to exercise greater control over medical devices. 3M will also need to obtain regulatory approvals in each of the foreign countries in which it will market the Breathe Right nasal strip. There can be no assurance that 3M will receive the necessary foreign regulatory approvals for the product on a timely basis, or at all. See "Business -- Potential Line Extensions and New Products" and "-- Government Regulation."

VOLATILITY OF STOCK PRICE
The market price of the Common Stock following this offering may be highly volatile. The market price of the Common Stock has fluctuated significantly since the fourth quarter of 1994 in response to announcements regarding the Breathe Right nasal strip. Factors such as variations in the Company's revenues, earnings and cash flow; failure to meet market expectations; and announcements of new products or FDA clearances to market new products could cause the market price of the Common Stock to fluctuate substantially. In addition, the stock markets have experienced price and volume fluctuations, resulting in changes in the market prices of the stocks of many companies which may not have been directly related to the operating performance of those companies. Such broad market fluctuations may adversely affect the market price of the Common Stock following this offering. See "Price Range of Common Stock."

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. After this offering, the Company's officers and directors and the Selling Stockholders will beneficially own 2,045,096 shares, or 10.8%, of the Company's outstanding Common Stock. The Selling Stockholders and the Company's officers and directors have agreed that they will not sell or otherwise dispose of an aggregate of 918,536 shares of Common Stock for a period of 90 days following the date of this Prospectus without the prior written consent of Piper Jaffray Inc. The remaining 1,126,560 shares are beneficially owned by Perkins Capital Management, Inc., an investment advisor registered under the Investment Advisors Act of 1940, as amended, whose controlling shareholder, Richard W. Perkins, is a director of the Company. Mr. Perkins has advised the Company that he is unable to restrict his ability to sell any shares of Common Stock for which he has investment authority as an investment adviser on behalf of clients. Mr. Perkins, however, has agreed that he will not sell or otherwise dispose of any shares that are not subject to his responsibilities as a registered investment advisor for a period of 90 days following the date of this Prospectus. After the expiration of such period, such shares of Common Stock will be eligible for sale subject to the conditions of Rule 144 under the Securities Act of 1933. See "Principal and Selling Stockholders" and "Underwriting."



CERTAIN ANTI-TAKEOVER PROVISIONS
The Board of Directors is authorized to issue up to 7,483,589 undesignated shares of Preferred Stock and, without any action by the Company's stockholders, to establish the rights, preferences and privileges of such shares, including dividend, liquidation and voting rights. The issuance of additional shares having preferential rights could adversely affect the voting power and other rights of holders of the Company's Common Stock. The Company has adopted a stockholders' Rights Plan pursuant to which each share of Common Stock has one Preferred Stock Purchase Right attached that entitles the holder to buy the Company's Series A Junior Participating Preferred Stock. In addition, the Company will be subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware, which places restrictions on business combinations with persons deemed to be "interested stockholders." Any or all of the provisions or factors described above may have the effect of discouraging a takeover proposal or tender offer not approved by management and the Board of Directors of the Company, and could result in stockholders who may wish to participate in such a proposal or tender offer receiving less for their shares than otherwise might be available in the event of a takeover attempt. See "Description of Capital Stock."

                               USE OF PROCEEDS


The net proceeds to the Company from the sale of the Common Stock being offered hereby are estimated to be $25,691,000 ($28,195,000 if the Underwriters' over-allotment option is exercised in full) after deducting the estimated underwriting discount and estimated offering expenses. The Company will not receive any proceeds from the sale of shares by the Selling Stockholders, other than proceeds of approximately $66,000 from the exercise of stock options to purchase 40,000 shares of Common Stock.


The Company's primary use of the net proceeds will be to provide working capital for marketing, advertising and promotion expenses; to finance the purchase and construction of equipment, plant and machinery to develop certain supplementary in-house manufacturing capability; to expand and upgrade management information systems; and for other general corporate purposes. The Company may also use a portion of the proceeds to acquire additional new products. Except as disclosed in this Prospectus, the Company does not currently have any agreements or understandings for the acquisition of additional new products, and there can be no assurance that any such acquisitions will be made. Pending application of the net proceeds as described above, the Company intends to invest the net proceeds of this offering in short-term, interest bearing, investment-grade securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


                         PRICE RANGE OF COMMON STOCK

The Common Stock of the Company has been traded under the symbol "CNXS" on the Nasdaq National Market since April 8, 1994 and was traded on the Nasdaq SmallCap Market prior to April 8, 1994. The following table sets forth the high and low bid prices of the Company's Common Stock for the periods for which it was traded on the Nasdaq SmallCap Market and sets forth the high and low last sale prices for the periods for which it has been traded on the Nasdaq National Market. The Nasdaq SmallCap Market bid quotations represent interdealer prices, without retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions. The prices prior to June 23, 1995 have been adjusted to reflect the Company's two-for-one stock split.

                                         HIGH     LOW

1994
First Quarter                            $ 4-3/4  $ 2-15/16
Second Quarter                             4        2-5/8
Third Quarter                              4-1/16   2-1/4
Fourth Quarter                             4-13/16  2-7/8
1995
First Quarter                            $ 9-5/8  $ 4-7/16
Second Quarter                            19        9-15/16
Third Quarter                             24-1/4   13-1/8
Fourth Quarter                            17-3/8    9-1/2
1996

First Quarter (through March 11, 1996)    $20-3/4  $15-1/2



On March 11, 1996, the last sale price of the Common Stock as reported on the Nasdaq National Market was $20.00. As of March 1, 1996, there were approximately 2,000 owners of record of Common Stock.



                               DIVIDEND POLICY

The Company has never paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its operations and does not anticipate paying any cash dividends in the foreseeable future. The payment of dividends, if any, in the future will be at the discretion of the Board of Directors and will depend upon, among other things, future earnings, capital requirements, restrictions in future financing agreements, the general financial condition of the Company and general business considerations.

                                CAPITALIZATION

The following table sets forth as of December 31, 1995, (i) the actual capitalization of the Company and (ii) the capitalization of the Company as adjusted to give effect to the sale by the Company of the 1,375,000 shares of Common Stock offered hereby (assuming a public offering price of $20.00 per share) and the application of the net proceeds therefrom.



                                                                DECEMBER 31, 1995
                                                            ACTUAL     AS ADJUSTED (1)
                                                                 (IN THOUSANDS)

Long-term debt                                              $    --        $    --
Stockholders' equity:
  Common Stock, $.01 par value: 50,000,000 shares               174            188
   authorized; 17,387,852 shares issued and outstanding;
   18,802,852 shares issued and outstanding as adjusted
   (2)
  Additional paid-in capital                                 25,828         51,505
  Retained earnings                                             883            883
   Total stockholders' equity                                26,885         52,576
    Total capitalization                                    $26,885        $52,576



(1) Assumes the exercise of outstanding stock options to purchase 40,000 shares of Common Stock to be sold by certain Selling Stockholders in the offering. See "Principal and Selling Stockholders."

(2) Does not include (i) 1,726,659 shares of Common Stock issuable under the Company's Stock Option Plans and Employee Stock Purchase Plan, of which 1,480,100 shares were subject to outstanding options at March 1, 1996, and (ii) 87,500 shares of Common Stock issuable upon exercise of outstanding warrants. See "Description of Capital Stock."


                           SELECTED FINANCIAL DATA

The selected data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 1995 are derived from the financial statements of the Company which have been audited by KPMG Peat Marwick LLP, independent auditors. The financial statements for each of the fiscal years in the three-year period ended December 31, 1995, and the report thereon, are included elsewhere in this Prospectus. The following selected financial data should be read in conjunction with the Company's financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                        YEAR ENDED DECEMBER 31,
                                         1991       1992        1993         1994        1995
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA (1):
Net sales                              $    --    $    --     $    93      $ 2,798      $48,632
Cost of goods sold                          --         --          49        1,790       17,555
 Gross profit                               --         --          44        1,008       31,077
Operating expenses:
  Marketing and selling                     --         --          --        3,100       16,695
  General and administrative                --         --         440          666        1,984
  Total operating expenses                  --         --         440        3,766       18,679
  Operating income (loss)                   --         --        (396)      (2,758)      12,398
Other income, net                           --         --          97          200          572
  Income (loss) from continuing             --         --        (299)      (2,558)      12,970
   operations before income taxes
Income tax benefit                          --         --          --           --          341
  Income (loss) from continuing             --         --        (299)      (2,558)      13,311
   operations
  Loss from operations of                 (840)      (808)     (1,132)        (309)        (460)
   discontinued  sleep division
Gain on sale of sleep division              --         --          --           --        1,226
  Net income (loss)                    $  (840)   $  (808)    $(1,431)     $(2,867)     $14,077
  Net income (loss) per common and
   common equivalent share:
  From continuing operations                --         --        (.02)        (.16)         .72
  From discontinued operations            (.08)      (.07)       (.09)        (.02)         .04
   Net income (loss)                   $  (.08)   $  (.07)    $  (.11)     $  (.18)     $   .76
Weighted average number of common
 and common equivalent shares
 outstanding                            10,065     12,276      13,145       15,755       18,376



                                               DECEMBER 31,
                            1991       1992       1993       1994        1995
                                              (IN THOUSANDS)
BALANCE SHEET DATA
 (1):
Working capital            $3,233     $5,201     $3,717     $10,790     $25,855
Total assets                3,233      5,201      3,872      11,613      32,341
Stockholders' equity        3,233      5,201      3,872      11,207      26,885

(1) Until June 1995, the Company manufactured and marketed diagnostic devices for sleep disorders. This line of business was sold in June 1995 and is reported as discontinued operations.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations should be read in conjunction with the Company's audited financial statements and notes thereto appearing elsewhere in this Prospectus. In the opinion of the Company's management, the quarterly unaudited information set forth below has been prepared on the same basis as the audited financial information, and includes all adjustments (consisting only of normal, recurring adjustments) necessary to present this information fairly when read in conjunction with the Company's financial statements and notes thereto.

OVERVIEW
The Company was founded in 1982. From 1987 until 1995, the Company designed, manufactured and marketed computer-based diagnostic devices for sleep disorders. In 1995, the Company focused on the Breathe Right nasal strip and divested itself of the assets related to its sleep disorders business. Unless otherwise noted, the following discussion of financial condition and results of operations relate only to continuing operations of the Company.

The Company's revenues are derived from the manufacture and sale of the Breathe Right nasal strip. Revenue from sales is recognized when earned, generally at the time products are shipped. The Company obtained the license to manufacture and sell the Breathe Right nasal strip in 1992 and received FDA clearance in October 1993 to market the Breathe Right nasal strip as a product which improves nasal breathing.

In September 1994, the Company launched its consumer marketing program which was enhanced by broad media coverage of the use of Breathe Right nasal strips by professional football players. At the same time, a number of radio and television personalities provided unsolicited endorsements of the product on national radio and television.

In the first quarter of 1995, a rapid increase in demand for the product resulted in the Company being unable to secure delivery of sufficient raw materials to avoid large back orders and out of stock situations at the retail level. It took until the end of the second quarter of 1995 for the Company to eliminate the back orders and to begin building inventory.

During 1995, the Company continued its marketing efforts and also focused on expanding its distribution network both domestically and internationally. In August 1995, the Company signed an exclusive international distribution agreement with 3M to market Breathe Right nasal strips outside the U.S. and Canada. At the end of 1995, Breathe Right nasal strips were available in stores which account for approximately 98% of total drug store sales volume, 99% of total mass merchant sales volume and 71% of total grocery store sales volume in the U.S.

In November 1995, the Company received FDA clearance to market the Breathe Right nasal strip for the reduction or elimination of snoring and began marketing programs emphasizing the snoring benefits of the product. In February 1996, the Company received FDA clearance to market the Breathe Right nasal strip for the temporary relief of nasal congestion and thereafter launched a media program to increase consumer awareness of the benefits of the product for this application.

OPERATING RESULTS
The table below sets forth certain selected financial information of the Company for the periods indicated.

                                               THREE MONTHS ENDED                YEAR ENDED
                                   MAR 31,    JUN 30,    SEP 30,     DEC 31,       DEC 31,
                                    1994        1994       1994        1994         1994
                                                        (IN THOUSANDS)
STATEMENTS OF OPERATIONS DATA:
Net sales                           $ 344      $ 529      $  682     $ 1,243       $ 2,798
Cost of goods sold                    248        364         368         809         1,790
 Gross profit                          96        165         314         434         1,008
Operating expenses:
 Marketing and selling                387        517         839       1,357         3,100
 General and administrative           140        182         184         160           666
  Total operating expenses            527        699       1,023       1,517         3,766
  Operating income (loss)            (431)      (534)       (709)     (1,083)       (2,758)
Other income, net                      (3)        60          78          64           200
Income (loss) from continuing
 operations before income taxes     $(434)     $(474)     $ (631)    $(1,019)      $(2,558)



                                               THREE MONTHS ENDED                YEAR ENDED
                                  MAR 31,     JUN 30,     SEP 30,     DEC 31,      DEC 31,
                                    1995       1995        1995        1995         1995

STATEMENTS OF OPERATIONS DATA:
Net sales                          $7,459     $18,818     $10,288     $12,066      $48,632
Cost of goods sold                  2,850       7,072       3,513       4,119       17,555
 Gross profit                       4,609      11,746       6,775       7,947       31,077
Operating expenses:
 Marketing and selling              2,140       3,788       4,836       5,931       16,695
 General and administrative           300         384         642         657        1,984
  Total operating expenses          2,440       4,172       5,478       6,588       18,679
  Operating income (loss)           2,169       7,574       1,297       1,359       12,398
Other income, net                      84         124         214         149          572
Income (loss) from continuing
 operations before income taxes    $2,253     $ 7,698     $ 1,511     $ 1,508      $12,970


The table below sets forth the percentage of net sales represented by certain items included in the Company's statement of operations for the periods indicated.

                                              THREE MONTHS ENDED               YEAR ENDED
                                   MAR 31,    JUN 30,    SEP 30,    DEC 31,      DEC 31,
                                    1994        1994       1994       1994        1994
STATEMENTS OF OPERATIONS DATA:
Net sales                           100.0%      100.0%     100.0%    100.0%       100.0%
Cost of goods sold                   72.1        68.8       54.0      65.1         63.9
 Gross profit                        27.9        31.2       46.0      34.9         36.1
Operating expenses:
 Marketing and selling              112.5        97.7      123.0     109.1        110.8
 General and administrative          40.7        34.4       27.0      12.9         23.8
  Total operating expenses          153.2       132.1      150.0     122.0        134.6
  Operating income (loss)          (125.3)     (100.9)    (104.0)    (87.1)       (98.5)
Other income, net                    (0.9)       11.3       11.5       5.1          7.1
Income (loss) from continuing
 operations before income taxes    (126.2)%     (89.6)%    (92.5)%   (82.0)%      (91.4)%


                                             THREE MONTHS ENDED               YEAR ENDED
                                  MAR 31,    JUN 30,    SEP 30,    DEC 31,      DEC 31,
                                    1995       1995       1995       1995        1995
STATEMENTS OF OPERATIONS DATA:
Net sales                          100.0%     100.0%     100.0%     100.0%       100.0%
Cost of goods sold                  38.2       37.6       34.2       34.1         36.1
 Gross profit                       61.8       62.4       65.8       65.9         63.9
Operating expenses:
 Marketing and selling              28.7       20.1       47.0       49.2         34.3
 General and administrative          4.0        2.1        6.2        5.4          4.1
  Total operating expenses          32.7       22.2       53.2       54.6         38.4
  Operating income (loss)           29.1       40.2       12.6       11.3         25.5
Other income, net                    1.1        0.7        2.1        1.2          1.2
Income (loss) from continuing
 operations before income taxes     30.2%      40.9%      14.7%      12.5%        26.7%


1995 COMPARED TO 1994

NET SALES. Net sales increased to $48.6 million for 1995 from $2.8 million for 1994. Breathe Right nasal strip sales increased as a result of expanded consumer advertising and an increase in the number of retail outlets selling the product. In the first quarter of 1995, a rapid increase in demand for the product resulted in the Company being unable to avoid large back orders and out of stock situations. As a result, net sales for the three months ended June 30, 1995 included approximately $7 million of back orders received in the prior quarter. The Company believes that much of the product sold during the nine months ended September 30, 1995 represented an increase in inventory levels at existing and new retail outlets and initial stocking of inventory of additional box and size configurations of the product. As a result, the Company does not expect that the quarterly sales patterns for the first three quarters of 1996 will be directly comparable to the first three quarters of 1995.

GROSS PROFIT. Gross profit was $31.1 million for 1995 compared to $1.0 million for 1994. Gross profit as a percentage of net sales improved to 63.9% for 1995 and 65.9% for the three months ended December 31, 1995 compared to 36.1% for 1994, primarily as a result of efficiencies realized from the higher level of Breathe Right nasal strip sales and cost reduction programs initiated by the Company. The Company is continuing efforts to reduce the manufacturing costs of the product and improve gross profit margins on domestic sales. The Company obtains lower gross profit margins on international sales because the Company sells product to 3M at a price lower than its sales price in domestic markets. In connection with these international sales, 3M is responsible for substantially all of the operating expenses and a portion of the packaging costs.

MARKETING AND SELLING EXPENSES. Marketing and selling expenses were $16.7 million for 1995 compared to $3.1 million for 1994. This increase resulted primarily from the marketing expenses associated with a full year of consumer advertising for the Breathe Right nasal strip. The Company anticipates that the total dollar amount spent on marketing and selling will increase in 1996, in part as a result of increased television advertising. Marketing and selling expenses as a percentage of net sales decreased to 34.3% in 1995 from 110.8% in 1994 as a result of the higher level of sales.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were $2.0 million for 1995 compared to $666,000 for 1994. This increase resulted from the additional personnel and systems required to support growth of the Breathe Right nasal strip business. The Company intends to increase expenditures for the development of new products and on information systems personnel during 1996. General and administrative expenses as a percentage of net sales decreased to 4.1% in 1995 from 23.8% in 1994 primarily as a result of the higher level of sales.

OTHER INCOME, NET. Other income, net was $572,000 for 1995 compared to $200,000 for 1994, resulting from investment of funds from the sale of the Company's sleep disorder diagnostic products business.

INCOME TAX BENEFIT. The income tax benefit for 1995 of $341,000 resulted from the recognition of the benefit of net operating losses and credit carry forwards from prior years and the elimination of the valuation allowance on reinstatement of deferred tax assets due to the Company's expected future taxable income. There are no net operating loss carry forwards available for future years.

1994 COMPARED TO 1993

NET SALES. Net sales for 1994 were $2.8 million compared to $93,000 for 1993. During the fourth quarter of 1994, sales of the Breathe Right nasal strip increased significantly due to an increase in consumer awareness of the product from its use by professional athletes in several sports. In addition, the Company commenced national consumer advertising in newspapers and magazines and expanded its distribution network.

GROSS PROFIT. Gross profit for 1994 was $1.0 million compared to $44,000 for 1993. The increase in gross profit was due to increased sales of the Breathe Right nasal strip in 1994.

MARKETING AND SELLING EXPENSES. Marketing and selling expenses related to the Breathe Right nasal strip were $3.1 million in 1994 compared to no expenses in 1993. These expenses resulted from the marketing expenses associated with establishing distribution channels, trade advertisements, consumer advertisements, and other product roll-out items for the Breathe Right nasal strip.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for 1994 were $666,000 compared to $440,000 for 1993. This increase resulted from additional personnel and systems required to support the Breathe Right nasal strip.

OTHER INCOME, NET. Other income, net was $200,000 in 1994 compared to $97,000 in 1993 reflecting the increased cash available for investment and higher interest rates during 1994.

SEASONALITY
The Company began marketing the Breathe Right nasal strip on a broad scale in September 1994. Given the short time frame since introduction of the Breathe Right nasal strip and the rapid revenue growth experienced by the Company in 1995, it is difficult to ascertain what, if any, impact seasonality has had on sales of the Breathe Right nasal strip during 1995. The Company believes that sales of the product for the temporary relief of nasal congestion may be higher during the fall and winter seasons because of increased use during the cold season. If such seasonality occurs, the Company expects its net sales and operating income to be relatively higher in the first and fourth quarters. In November 1995, the Company received FDA clearance to market the Breathe Right nasal strip for the reduction or elimination of snoring. The Company believes that sales of the product for the snoring application may be marginally higher during the allergy seasons, which occur during the second and third quarters. Accordingly, the Company is unable to predict the extent to which its business will be affected by seasonality.

LIQUIDITY AND CAPITAL RESOURCES
At December 31, 1995, the Company had cash, cash equivalents and marketable securities of $10.5 million, working capital of $25.9 million and a $1.25 million line of credit with a bank, subject to certain borrowing base restrictions.

OPERATING ACTIVITIES. The Company used cash for operations of approximately $1.5 million for 1995 compared with a use of cash of $4.2 million for 1994. The improved cash flow was due to an increase in income from continuing operations offset by increases in accounts receivable and inventories resulting from higher sales levels.

INVESTING ACTIVITIES. The Company purchased $384,000 of property and equipment in 1995 compared to $229,000 in 1994 to support increases in sales of the Breathe Right nasal strip. Capitalized patent and trademark costs were approximately $73,000 in 1995 compared to $91,000 in 1994.

The Company currently expects to spend up to an aggregate of $7.5 million on capital expenditures in 1996 and 1997 in order to, among other things, supplement its in-house manufacturing capability and to expand and upgrade management information systems. The Company has not yet finalized its plans for these expenditures or received bids on these projects. The final amount of the expenditures as well as the timing of the expenditures may be subject to change.

FINANCING ACTIVITIES. In June 1995, the Company sold all the assets of its sleep disorder diagnostic products business. Proceeds from the sale included $5.0 million cash and a note receivable of $596,000 that was collected later in 1995. The Company also received $1.1 million in 1995 from the exercise of stock options and warrants. In 1994 the Company completed a public offering of common stock for $9.7 million and received $507,000 from the exercise of stock options and warrants.

At December 31, 1995, the Company had a $1.25 million bank line of credit. Borrowings are due on demand, bear interest at 1% over a defined base rate (8.5% at December 31, 1995), are secured by substantially all assets of the Company and are subject to certain restrictive covenants. Borrowings are limited to the lesser of $1.25 million or 75% of eligible accounts receivable. There were no borrowings against this line of credit as of December 31, 1995. The credit line expires on March 31, 1996.

The Company believes that the proceeds from this offering, together with its existing funds and funds generated from operations, will be sufficient to support its planned operations for the foreseeable future.

RECENT ACCOUNTING PRONOUNCEMENTS
In March 1995, the Financial Accounting Standards Board issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (SFAS No. 121). SFAS No. 121 prescribes accounting and reporting standards when circumstances indicate that the carrying amount of an asset may not be recoverable. The Company adopted SFAS No. 121 during 1995 and it had no impact on the Company's financial statements.

In October 1995, the Financial Accounting Standards Board issued Statement No. 123, Accounting for Stock-Based Compensation. In 1996, the Company intends to adopt the disclosure provisions of this Statement while continuing to account for options and other stock-based compensation using the intrinsic value based method.

                                   BUSINESS

BREATHE RIGHT NASAL STRIPS

The Company manufactures and markets the Breathe Right nasal strip, which is a nonprescription single-use disposable device that can reduce or eliminate snoring by improving nasal breathing and temporarily relieve nasal congestion. Broad consumer marketing of the Breathe Right nasal strip began in September 1994. Net sales of the Breathe Right nasal strip grew from $2.8 million in 1994 with a pre-tax loss of $2.6 million, to $48.6 million in 1995 with pre-tax income of $13.0 million. According to data collected by Information Resources, Inc., Breathe Right nasal strips became a leading sales volume producer during 1995 in the OTC cough, cold and allergy section of drug, grocery and mass merchant stores nationwide.


The Breathe Right nasal strip has two embedded plastic strips. When folded down onto the sides of the nose, the Breathe Right nasal strip lifts the side walls of the nose outward to open the nasal passages. The product improves nasal breathing upon application and does not include any medication, thereby avoiding any medicinal side effects. The Company has received 510(k) clearances from the FDA to market the Breathe Right nasal strip for improvement of nasal breathing (October 1993), reduction or elimination of snoring (November 1995) and temporary relief of nasal congestion (February
1996). The Company believes that the Breathe Right nasal strip is the only non-prescription product in wide retail distribution that the FDA has cleared to market for the reduction or elimination of snoring.

The Breathe Right nasal strip is offered in three sizes (junior/small, small/medium and medium/large) to accommodate the range of nose sizes from a child's nose to an adult's nose. The Breathe Right nasal strip is packaged for the OTC market in quantities of 10 or 30 strips per box and for sporting goods retailers in quantities of eight strips per box. Product is sold to retailers or wholesalers in cases of 24 or 96 boxes per size or in a variety of display configurations ranging from 12 to 60 boxes each. The Company believes that the Breathe Right nasal strip is priced comparably to medicinal decongestants on a daily or nightly dosage basis at suggested retail prices of $4.99 for a box of ten, $11.99 for a box of 30 and $4.99 for an eight count sports pack that includes a plastic case to protect the strips.

MARKETS
The Company currently sells the Breathe Right nasal strip in the consumer OTC market, the professional medical market and the athletic market. Because a substantial number of people may be included in more than one market, the number of potential customers for the Breathe Right nasal strip does not equal the aggregate population of these markets.

CONSUMER OTC MARKET. The nose accounts for half of the total airway resistance involved in the respiratory system (i.e., half of the energy required for breathing). If the effort to breathe through the nose during sleep is excessive, the person will resort to mouth breathing, promoting snoring, dry mouth, sore throat and mini-awakenings which disrupt sleep. In addition, nasal breathing difficulties during sleep are often caused by nasal congestion found in people with allergies, sinusitis and the common cold and by nasal obstruction due to a deviated nasal septum. The Company believes that people with deviated septa or other structural problems or chronic conditions such as snoring may be more predisposed to use the Breathe Right nasal strip on a regular or daily basis while seasonal sufferers would use the Breathe Right nasal strip as needed. People with the aforementioned conditions are currently the primary users of the product and are the primary targets of the Company's advertising.

SNORING. The Company is currently concentrating the majority of its marketing efforts on the snoring market. In November 1995, the FDA cleared the Breathe Right nasal strip for marketing for the reduction or elimination of snoring. The Breathe Right nasal strip reduces nasal airflow resistance and therefore can reduce or eliminate snoring. Market research commissioned by the Company indicates that, in the U.S., approximately 78% of all households have at least one snorer, approximately 37 million people snore regularly (every night) and 50 million people snore occasionally. In a clinical study conducted at the Sleep Disorders Center in Cincinnati, Ohio, Breathe Right nasal strips were effective in reducing snoring loudness or eliminating snoring in 75% of the participants in the study. Additional clinical studies show that Breathe Right nasal strips may improve the quality of sleep. The Company believes that the Breathe Right nasal strip is the only non-prescription product in wide retail distribution that the FDA has cleared to market for the reduction or elimination of snoring.

NASAL CONGESTION/OBSTRUCTION. The Company is also focusing its marketing efforts on the nasal congestion market. In February 1996, the FDA cleared the Breathe Right nasal strip for marketing for the temporary relief from the symptoms of nasal congestion. The Company believes the Breathe Right nasal strip can in many cases benefit those people who suffer from nasal congestion, stuffy nose and nasal obstruction resulting from the following conditions: (i) the common cold; (ii) allergies and sinus disease -- 35 million people in the U.S.; and (iii) deviated nasal septum and other nasal structural deficiencies -- 12 million people in the U.S. Clinical studies at the Oklahoma Allergy Clinic in Oklahoma City, Oklahoma and at Park Nicollet Clinic in Minneapolis, Minnesota have shown that the product relieves some of the symptoms associated with nasal congestion caused by allergies, and a clinical study at Mount Sinai Hospital, Toronto, Ontario has shown that the product relieves some of the symptoms of nasal obstruction due to septal deviation. The Company has submitted applications to the FDA to obtain clearance to market the product as a treatment for nasal obstruction associated with a deviated septum. For nasal congestion applications, the Company believes that the Breathe Right nasal strip is often used as either an alternative or adjunct to decongestant drugs (including nasal sprays and oral decongestants).

PROFESSIONAL MEDICAL MARKET. In 1996, the Company plans to increase its marketing efforts in the professional medical market. The Company will continue its program to educate physicians such as pulmonologists, otolaryngologists and allergists on the advantages of using the Breathe Right nasal strip for patients receiving various treatments for sleep apnea and chronic lung disease. The Company believes that these patients may become regular users of the product if it is recommended to them by their physicians. The Company believes that there are over one million sleep apnea and chronic lung disease patients receiving treatments and an additional 15 million chronic lung disease sufferers that may benefit from use of the Breathe Right nasal strip. The Company also believes that awareness of the product by physicians will increase their recommendations of the product for other applications. The Company is currently evaluating special packaging requirements to reach the hospital and home health care markets and is exploring how to reach these markets through OEM sales arrangements with medical products companies. As an alternative, the Company may establish an independent representative sales force to penetrate these markets.

ATHLETIC MARKET. The Company has begun to market the Breathe Right nasal strip for use during athletic activity. The Company believes that the product may make nasal breathing more comfortable and may improve endurance during athletic activity, particularly when a mouth guard is used. Clinical studies are being conducted to establish the benefit of use during athletic activity. The use of the Breathe Right nasal strip has been increasingly observed in football, and to a lesser extent in hockey, baseball and basketball, at the professional and collegiate levels. In addition, many recreational athletes, including runners and bikers have begun using the product regularly during their sports activities. The Company believes the use of the Breathe Right nasal strip will grow in recreational sports and has initially targeted the running market (approximately 9.6 million Americans are frequent runners according to Runners World magazine) and the biking market (approximately 3.3 million cyclists in the U.S. ride at least 80 miles per month according to Bicycling magazine). Since the introduction of the product in October 1993, the Company has received publicity as a result of professional athletes wearing the Breathe Right nasal strip. The Company uses athletes to endorse the Breathe Right nasal strip to increase the visibility of the product, which thereby leads to awareness of the product for not only its athletic applications, but also for snoring, nasal congestion and other applications.

BUSINESS STRATEGY
The Company's strategy for increasing sales of its Breathe Right nasal strip and expanding its product line consists of:

INCREASING NEW CONSUMER PRODUCT TRIAL. The Company uses a combination of advertising, promotions and celebrity endorsements to increase consumer awareness of the Breathe Right nasal strip and its benefits and to encourage initial consumer trial of the product. The Company has implemented an advertising campaign which utilizes widely distributed magazines, nationally syndicated radio programs and network and cable television to establish the Breathe Right nasal strip as a leading OTC branded product for the relief of snoring and nasal congestion. A research study commissioned by the Company indicates that, of the persons surveyed in March 1995 and January 1996, total consumer awareness of a device used over the nose to improve nasal breathing and reduce snoring increased from 32% to 53% and household trial of the product increased from 1% to 5%.

INCREASING REPEAT USAGE. According to research data collected by an independent, nationally recognized consumer market research firm, approximately 28% of those who try Breathe Right nasal strips in the U.S. purchase additional product. To encourage repeat usage, the Company introduced a 30 count box, which carries a suggested retail price that is 20% less per strip than the 10 count box. At the end of 1995, the 30 count box was in 30% of the stores that carried the 10 count box, however the 30 count box accounted for approximately 25% of the Company's retail sales volume. The Company plans to increase the retail distribution of the 30 count box in 1996 and emphasize the 30 count box using in-box promotions and couponing programs to help encourage repeat usage.

EXPANDING PRESENCE IN INTERNATIONAL MARKETS. In August 1995, the Company signed an exclusive international distribution agreement with 3M to market the Breathe Right nasal strip outside the U.S. and Canada. 3M has begun the product introduction in several countries and expects the product to be available at retail in more than 12 international markets by the end of 1996.

EXPANDING PRESENCE IN OTHER MARKETS. The Company seeks to increase its presence in the professional medical market, which includes patients receiving various treatments for sleep apnea and chronic lung disease. The Company will educate physicians and pharmacists as to the efficacy and various applications of the Breathe Right nasal strip to gain their recommendations of the product for treatment of patients in this market as well as for relief from snoring and nasal congestion. In addition, largely as a result of NFL exposure, many sporting goods retailers have expressed an interest in carrying the product. The Company has developed special packaging for the sports market and plans to continue to leverage its high profile athletic endorsers to increase sales in the athletic market.

MARKETING NEW PRODUCTS THAT LEVERAGE DISTRIBUTION CHANNELS. The Company has established a strong brand identity for the Breathe Right name and strong distribution channels. As a result of its visibility and success to date, the Company is regularly presented with and evaluates new products. The Company plans to leverage its marketing and distribution strengths by acquiring or licensing the rights to those products that it believes have merit and attempt to bring them to market. There can be no assurance that any of these products will ever be marketed by the Company. See "-- Potential Line Extensions and New Products."

MARKETING STRATEGY
The Company began broad consumer marketing of the Breathe Right nasal strip in September 1994. According to data collected by Information Resources, Inc. ("IRI"), the Breathe Right nasal strip became a leading sales volume producer during 1995 in the cough, cold and allergy section of drug, grocery and mass merchant stores nationwide. In September 1995, the Company received two REX (retail excellence) awards from Drug Stores News magazine. The first award named the Breathe Right nasal strip as the best new product in the cough, cold and allergy section in U.S. drug stores. The second award named the product the "market maker of the year," the single most important product which disproportionately increased traffic and profits in U.S. drug stores.

The Company's marketing efforts are primarily directed to the OTC market. After receiving FDA clearance in November 1995 to market the Breathe Right nasal strip for the reduction or elimination of snoring, the Company's advertising focused on the snoring application for the product. The Company currently plans to begin advertising for the treatment of nasal congestion in the fall of 1996 coincident with the cold season.

The Company primarily uses a mix of consumer and trade promotions and magazine, radio and television advertising to market the Breathe Right nasal strip. Marketing communications are generally designed to promote trial of the Breathe Right nasal strip by increasing consumer awareness of the product's benefits.

The Company's print ads have featured full face photos of familiar faces (Jerry Rice, the Statue of Liberty, the Mona Lisa) wearing a Breathe Right nasal strip as well as a photo of the box and a description of the benefits of the product. The Company's radio campaign includes advertising on the nationally syndicated radio programs of Rush Limbaugh, Paul Harvey and Dr. Dean Edell. The Company recently launched its national cable television advertising program and advertised on network television during Super Bowl XXX.

The Company's paid advertising programs have been enhanced by media coverage of unsolicited use of Breathe Right nasal strips by professional athletes, including Herschel Walker of the New York Giants and Kirby Puckett of the Minnesota Twins. In addition, a number of radio and television personalties, including Rush Limbaugh, have provided unsolicited endorsements of the product on national radio and television programs.

The Company has also entered into endorsement agreements pursuant to which the following athletes will provide the Company with endorsement services:

            NAME                           TEAM/SPORT

Jerry Rice                   San Francisco 49ers football team
Peter Bondra                 Washington Capitals hockey team
Michael Andretti             Race car driver
Luke and Murphy Jensen       Tennis players
Ann Marie Lauck              U.S. Olympic marathon runner
The Volvo/Cannondale
  Mountain Bike Team         Mountain bike racers
Manuel Lagos                 Minnesota Thunder soccer team
Eddy Matzger                 In-line speed skater

The Company believes that use by professional athletes increases the visibility of the product, which thereby leads to greater awareness of the product for not only its athletic applications but also for snoring, nasal congestion and other applications, and also makes it more acceptable for consumers to wear the highly visible product.

The Company also uses product promotion programs, such as coupons, and public relations activities to encourage product trial and repeat purchases. Typically, coupons for the Breathe Right nasal strip appear three to four times each year in free standing inserts (FSIs) that are included in Sunday newspapers and are often tied to a holiday or special event theme such as Super Bowl, Fathers Day, or the Christmas holidays (stocking stuffer). To increase consumer product awareness, the Company also uses public relations programs associated with "special events," such as sponsoring marathons, providing product to certain professional athletic teams and sponsoring radio station contests in conjunction with certain holidays.

The Company also has a program aimed at educating pharmacists and physicians as to the efficacy of the product for various applications and the drug free nature of the product in order to gain their recommendations of the product. The Company believes that educating the professional medical market will lead to both recommendations for use of the product in that market and for other applications, such as for snoring and nasal congestion.

Because the Breathe Right nasal strip is sold as an OTC product, sales of the product will depend in part upon the degree to which the consumer is aware of the product and is satisfied with its use, which also influences repeat usage and word of mouth referrals. A research study commissioned by the Company indicates that approximately 5% of households in the U.S. include a person that has tried Breathe Right nasal strips, and research data collected by a nationally recognized consumer market research firm indicates that approximately 28% of those who have tried Breathe Right nasal strips purchased additional product.

The Company conducted consumer awareness surveys in March 1995, September 1995 and January 1996 in which 1,000 consumers over the age of 18 were surveyed by telephone. Unaided product awareness, where respondents identified a nasal strip as a product designed to help people breathe more easily or provide relief from snoring, increased from 6% in March 1995 to 16% in January 1996. Aided product awareness, where the respondents were asked if they were aware of a product worn across the nose which is designed to help people breathe and can also be used to reduce snoring, increased from 26% in March 1995 to 37% in January 1996. Therefore, as of January 1996, 53% of the consumers surveyed had some level of awareness of a nasal strip product. Unaided awareness of the Breathe Right brand name increased from 2% in March 1995 to 7% in January 1996.

DOMESTIC DISTRIBUTION

OTC MARKET. The Breathe Right nasal strip is sold as an OTC product in drug stores, grocery stores and mass merchant chain stores. In addition, product distribution has recently begun to military base stores and convenience stores in the U.S. The Company sells product to these retailers through a network of independent sales representatives referred to in the industry as non-food general merchandise brokers. Presently, the Company uses eight broker groups who call on the chain drug, grocery and mass merchant accounts and the wholesalers who serve primarily the independent drug stores and many of the grocery stores in the U.S. Another broker calls on U.S. military base commissaries and post exchanges, and the Company has a master broker to market to the convenience store market.


The Company regularly uses IRI InfoScan data to determine market penetration of Breathe Right nasal strips. IRI measures the all commodity volume ("ACV") distribution of the Breathe Right nasal strip, which is the total sales volume in stores in which the Breathe Right nasal strip is sold as a percentage of total sales volume in all stores in that category. The following table shows ACV distribution of the Breathe Right nasal strip for the four-week periods ended:



                           1/1/95       3/26/95       7/16/95       10/8/95       12/31/95
Drug store ACV               65%          86%           94%           98%            98%
Grocery store ACV            20%          33%           53%           61%            71%
Mass merchant ACV            10%          85%           94%           97%            99%


While the Company believes that it has widespread distribution, the 30 count box that was first distributed to retailers in August 1995 was only available in stores which accounted for approximately 40% of the total drug store sales volume, 5% of the total grocery store sales volume and 60% of the total mass merchant sales volume by the end of 1995. The Company intends to emphasize increasing the distribution (and availability to the consumer) of the 30 count box during 1996. Since the 30 count box carries a suggested retail price that is 20% lower per strip than the strips in the 10 count box, the Company believes that increased availability of the 30 count box will help encourage repeat usage.

Although the Company's advertising currently focuses on the snoring application, the Breathe Right nasal strip is typically positioned in the cough, cold and allergy section of the store because Breathe Right nasal strips provide benefits similar to those obtained with decongestant products. There is typically no section in stores for snoring relief products. Due to the strong sales levels of the Breathe Right nasal strip and its rapid sales growth, many store managers have also placed the product in secondary locations, such as on the pharmacy counter or in special sections located at the end of an aisle reserved for better selling products. The Company believes that the Breathe Right nasal strip is priced competitively with decongestant drugs (including nasal sprays and oral decongestants) on a per dose basis.

The Company's OTC customers for the Breathe Right nasal strip include national drug store, grocery store and mass merchant chains, such as Walgreens, Eckerd, Revco, Kroger, Safeway, Wal-Mart, Kmart and Target, as well as regional and independent stores in the same store categories. In 1995, no OTC customer represented more than 3% of the retail stores that carried the product, and one retailer accounted for approximately 13% of Breathe Right nasal strip sales. The loss of this customer or any other large retailer would require the Company to replace the lost sales through other retail outlets and could temporarily disrupt distribution of the Breathe Right nasal strip.

PROFESSIONAL MEDICAL MARKET. The Company believes that establishing a strong presence in the professional medical market will not only increase sales to this market, but will also result in physicians recommending the product for other applications. The Company has sold the product to this market in small quantities either directly or through a few small respiratory specialty distributors. The Company is currently evaluating special packaging requirements to reach the hospital and home health care markets and is exploring how to reach these markets through OEM sales arrangements with medical products companies. As an alternative, the Company may establish an independent representative sales force to penetrate these markets.

ATHLETIC MARKET. Largely as a result of the exposure that the Breathe Right nasal strips received when NFL football players began wearing them, many sporting goods retailers expressed an interest in carrying the product. A special package has been developed for this market and the Company has contracted with E-Z Gard, Inc. (a mouth guard manufacturer) to act as master broker to provide sales and distribution to the sporting goods retailer market in the U.S. and Canada. The Breathe Right nasal strips sports package was first available in September 1995 and is distributed to sporting goods stores and mass merchant sports departments. In addition, many drug stores carry the sports package in their sports medicine section.

INTERNATIONAL DISTRIBUTION
The Company executed an international distributor agreement with 3M in August 1995 pursuant to which 3M has the exclusive right to distribute the Breathe Right nasal strip outside of the U.S. and Canada. 3M has operations in over 60 foreign countries. The product is marketed internationally under the co-brand of "3M Breathe Right nasal strips" in order to benefit from both 3M's brand name and the publicity that the Breathe Right brand name has received. Under the terms of the agreement, 3M buys product from the Company either in finished form in 3M boxes or in bulk quantities to be packaged by 3M's international subsidiaries. All sales to 3M are denominated in U.S. dollars. 3M is responsible for obtaining all necessary regulatory approvals outside of the U.S. and for all marketing and selling expenses. The agreement contains certain minimum performance objectives and breakup provisions.

3M began training its international sales force on the Breathe Right nasal strip product line in October 1995. Package designs for several countries were completed and initial product orders were placed by the end of 1995. The Company expects that product will be on retail shelves in Japan and several European countries by March 31, 1996 and in a total of at least 12 foreign countries by the end of 1996.

In 1995, the Company arranged with LOCIN Industries, a Canadian dental floss company, to establish distribution in the Canadian market. During 1995, LOCIN distributed the product to drug stores in Canada. During 1996, LOCIN may purchase product in bulk and package it at its facility and assume responsibility for cooperative advertising programs.

POTENTIAL LINE EXTENSIONS AND NEW PRODUCTS

BREATHE RIGHT NASAL STRIP ENHANCEMENTS AND LINE EXTENSIONS. The Company is currently evaluating a number of enhancements to the existing Breathe Right nasal strip product line. These enhancements include a modification that would increase the dilating force of the strip without diminishing the strip's ability to stay in place, an enhancement that would reduce the potential for irritation over the top of the nose and production of nasal strips with different colors, insignias and cartoon or other characters, and scented nasal strips.

NEW PRODUCTS. As a result of the Company's established distribution channels and highly visible success with the Breathe Right nasal strip, the Company is frequently approached by individuals and smaller companies to explore the possibility of partnering with the Company to manufacture and market new product ideas. The Company routinely evaluates the merit of these products, and from time to time may acquire or license the rights to innovative products which it believes could successfully be sold through the Company's established distribution channels.

The Company has entered into contractual arrangements for a number of products which are in various stages of evaluation and testing prior to potential market launch. The Company plans to incur costs of approximately $1.0 million relating to evaluation and test marketing of these products in 1996 and expects to launch one product, the TheraPatch in 1996. Most, if not all, of these products are regulated to varying degrees by the FDA and some will require extensive clinical studies and regulatory approvals prior to marketing. There can be no assurance that any required regulatory approvals will be obtained or, other than the TheraPatch, that the Company will market any of these products. Products currently being evaluated by the Company include:

THERAPATCH EXTERNAL ANALGESIC PATCH. The TheraPatch is a 2" by 3" external analgesic patch designed for temporary relief of pain from arthritis, simple backaches and muscular aches and strains. The patch is coated with a proprietary hydrogel formulation which, when placed on the skin, creates a cutaneous sensation that interferes with the sensation of pain. The Company believes that the TheraPatch design allows it to provide longer lasting relief (four to six hours) than similar patches or external analgesic creams (60 to 90 minutes) currently on the market. The Company, however, will not be able to make any claims as to duration without FDA approval. The Company is planning to test market the patch in late spring and summer 1996, with broad scale product marketing dependent upon favorable test market results and compliance with applicable FDA requirements.

The FDA has issued a deferment letter to the product's manufacturer which allows the product to be marketed and defers the product's regulatory status until the FDA publishes a Final Monograph on External Analgesics. After the Final Monograph is published, the Company will have one year to comply with the FDA's requirements listed in the Final Monograph.

POLLEN-GUARD GEL. The Company has the right to enter into an exclusive, worldwide license agreement covering the patent and pending patent applications on the Pollen-Guard Gel, which is an ionized gel product that can be applied around the nostrils. The gel dries clear, colorless and odorless and creates a local electrostatic field. The product has been the subject of favorable preliminary laboratory and clinical tests, and a Company-sponsored clinical study is currently in progress.

The Company believes that this product reduces the inhalation of airborne contaminants such as pollen, mold spores and dust, which will thereby reduce allergic symptoms. The Company is not aware of similar competitive products.

SMOKING CESSATION AND APPETITE SUPPRESSANT PRODUCTS. The Company plans to perform clinical tests on two products that utilize a chemical compound that is used as a common food additive found in cereals, milk, dairy products and other common foods and is listed on the Flavor and Extract Manufacturers Generally Regarded As Safe List. The compound is naturally found in the Virginia tobacco leaf and is used as an additive in the manufacture of cigarettes. The Company believes that the compound, when inhaled, may be effective as an adjunct to assist in stopping smoking or as a smoking substitute product, and may also be useful in suppressing appetite, resulting in weight loss, but the Company has not completed any clinical studies on these products to date. The licensor of the product obtained a patent on the appetite suppressant product in 1985 and on the smoking cessation product in 1994 and the Company has licensed the rights to the patents.

The Company intends to proceed with formal clinical studies, and if they are successful the Company will attempt to gain FDA clearance to market both products. FDA clearance of such products will require filing a new drug application and completion of extensive clinical studies, the protocols and results of which must be satisfactory to the FDA. The Company is aware of one competitive product for smoking cessation that is currently being distributed in Europe.

LARYNGOSCOPE DENTAL WARNING SYSTEM. A laryngoscope is a medical device used in the process of intubation, which involves insertion of a breathing tube into a patient's trachea by passing it through the mouth and throat. During the process of intubation, the laryngoscope's blade has a tendency to be pressed against the patient's top teeth, at times causing damage to those teeth or to adjacent bridge work. The laryngoscope dental warning system uses a disposable warning circuit embedded into a thin plastic strip placed on the bottom of the laryngoscope's blade to warn the user when the blade makes contact with the teeth, allowing the physician to avoid damaging the patient's teeth. Approximately 19 million surgeries performed each year in the U.S. are preceded by intubations. The reported incidence of dental damage is approximately one per 1,000 cases.

The licensor of the product has a patent application pending with the U.S. Patent Office. The Company intends to finalize the design of the product, manufacture and test the product and submit an application with the FDA to obtain regulatory clearance to market the product by the fall of 1996. The Company is not aware of any similar devices on the market.

MANUFACTURING AND OPERATIONS
The Company currently sub-contracts with five manufacturers (and has qualified two additional manufacturers), known as converters, to produce the Breathe Right nasal strip and does no in-house fabrication. Three of the converters are capable of providing full turnkey service and ship product to the Company that is completely packaged ready to be sold to retailers. The others provide semi-finished goods to the Company that require final packaging. To complete these products, the Company has the ability to wrap individual strips in the paper sleeve in-house and subcontracts the final packaging out to one of seven qualified packaging subcontractors.

Each of these converters builds the product to the Company's specifications using materials specified by the Company and, for the major materials, places orders against a supply agreement negotiated by the Company with the material manufacturer. The converters have all entered into confidentiality agreements with the Company to protect the Company's intellectual property rights. Company quality control and operations personnel periodically visit the converters to observe processes and procedures. Finished goods are inspected at the Company to insure that they meet quality requirements. The Company inspects its converters on a regular basis and is not aware of any material violation of FDA Good Manufacturing Practice Standards. The Company works closely with its material vendors and converters to reduce scrap and waste, improve efficiency, and improve yields to reduce the manufacturing costs of the product. These efforts, combined with volume efficiencies, have resulted in higher gross margins. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

To ensure consistent quality and favorable pricing, the Company has entered into a multi-year material supply agreement with 3M for the major components of the Breathe Right nasal strip. Although similar materials are currently available from other suppliers, the Company believes that 3M's materials are of superior quality. Although the Company believes that this relationship will not be disrupted or terminated, the inability to obtain sufficient quantities of these components or the need to develop alternative sources in a timely and cost effective manner, if and as required in the future, could adversely affect the Company's operations until new sources of these components become available, if at all. In addition, while the Company does not expect 3M to do so, 3M has the right to discontinue its production or sale of these products at any time with 90 days notice to the Company.

In the first quarter of 1995, a rapid increase in demand for the product resulted in the Company being unable to secure delivery of sufficient raw materials to avoid large back orders and out of stock situations at the retail level. It took until the end of the second quarter of 1995 for the Company to eliminate the back orders and to begin building inventory. The Company believes that its converters can produce sufficient quantities of product to meet the Company's current and projected requirements.

The Company plans to use a portion of the net proceeds of this offering to supplement the manufacturing capacity of its packaging subcontractors and converters with its own manufacturing capabilities. The Company believes that this will allow it to be more flexible and responsive to changes in the mix of final packaging requirements while managing both product costs and inventory levels.

COMPETITION
The Company believes that the market for decongestant products is highly competitive while the market for products for the reduction or elimination of snoring may become more competitive in the future. The Company's competition in the OTC market for decongestant products and other cold, allergy and sinus relief products consist primarily of pharmaceutical products and products similar to the Breathe Right nasal strip. Products that compete with the Breathe Right nasal strip in the OTC market for snoring remedies consist primarily of internal nasal dilators and products similar to the Breathe Right nasal strip. Many of the manufacturers of the products that compete with the Breathe Right nasal strip have significantly greater financial and operating resources than the Company. In addition, these competitors may develop products which are able to circumvent the Company's patents.

GOVERNMENT REGULATION
As a manufacturer and marketer of medical devices, the Company is subject to regulation by, among other governmental entities, the FDA and the corresponding agencies of the states and foreign countries in which the Company sells its products. The Company must comply with a variety of regulations, including the FDA's Good Manufacturing Practice regulations, and is subject to periodic inspections by the FDA and applicable state and foreign agencies. If the FDA believes that its regulations have not been fulfilled, it may implement extensive enforcement powers, including the ability to ban products from the market, prohibit the operation of manufacturing facilities and effect recalls of products from customer locations. The Company believes that it is currently in compliance with applicable FDA regulations.

FDA regulations classify medical devices into three classes that determine the degree of regulatory control to which the manufacturer of the device is subject. In general, Class I devices involve compliance with labeling and record keeping requirements and are subject to other general controls. Class II devices are subject to performance standards in addition to general controls. Class III devices are those devices, usually invasive, for which pre-market approval (as distinct from pre-market notification) is required before commercial marketing to assure the products' safety and effectiveness. The Breathe Right nasal strip has not yet been classified.

Before a new medical device can be introduced into the market, the manufacturer generally must obtain FDA clearance through either a 510(k) pre-market notification or a pre-market approval application ("PMA"). A 510(k) clearance will be granted if the submitted data establish that the proposed device is "substantially equivalent" to a legally marketed Class I or II medical device, or to a Class III medical device for which the FDA has not called for PMAs. The PMA process can be expensive, uncertain and lengthy, frequently requiring from one to several years from the date the PMA is accepted. In addition to requiring clearance for new products, FDA rules may require a filing and waiting period prior to marketing modifications of existing products. The Company has received 510(k) approvals to market the Breathe Right nasal strip as a device that can (i) reduce or eliminate snoring, (ii) temporarily relieve the symptoms of nasal congestion and stuffy nose and (iii) improve nasal breathing by reducing nasal airflow resistance.

In addition to the Company's medical device products, the Company has entered into an agreement to manufacture and market a smoking substitute and appetite suppressant product that the FDA may classify as a "New Drug." The FDA must approve safety and effectiveness for each labeled use before a New Drug can be sold. As part of the requirements for obtaining approval of a New Drug, the Company will be required to conduct extensive preclinical studies to determine the safety and efficacy of the drug. Upon completion of these studies, the Company will submit an Investigational New Drug application ("IND") to the FDA, which permits the Company to begin clinical trials.

These clinical trials of the products must be conducted and the results submitted to the FDA as part of a New Drug Application ("NDA"). The FDA must approve the NDA before pharmaceutical products may be sold in the U.S. The grant of regulatory approvals often takes a number of years and may involve the expenditure of substantial resources. There is no assurance that NDAs will be approved for the Company's products if any are required. Even after initial FDA approval has been granted, further studies may be conducted to provide additional data on safety or efficacy or to obtain approval for marketing the drug as a treatment for disease indications in addition to those originally approved. In addition, the FDA can revoke its approval even after it has initially been given.

Sales of the Company's products outside the U.S. are subject to regulatory requirements governing human clinical trials and marketing approval for drugs, and such requirements vary widely from country to country. Under its agreement with the Company, 3M is responsible for obtaining all necessary regulatory approvals outside the U.S. The Company believes it has provided 3M with the necessary documentation to enable 3M to obtain the "CE" mark, an international symbol of quality and compliance with applicable European medical device directives, and 3M is affixing the CE mark on the Company's products in Europe.

No assurance can be given that the FDA or state or foreign regulatory agencies will give on a timely basis, if at all, the requisite approvals or clearances for additional applications for the Breathe Right nasal strip or for any of the Company's products which are under development. Moreover, after clearance is given, the Company is required to advise the FDA and these other regulatory agencies of modifications to its products. These agencies have the power to withdraw the clearance or require the Company to change the device or its manufacturing process or labeling, to supply additional proof of its safety and effectiveness or to recall, repair, replace or refund the cost of the medical device if it is shown to be hazardous or defective. The process of obtaining clearance to market products is costly and time-consuming and can delay the marketing and sale of the Company's products. Furthermore, federal, state and foreign regulations regarding the manufacture and sale of medical devices are subject to future change. The Company cannot predict what impact, if any, such changes might have on its business.

The Company is also subject to substantial federal, state and local regulation regarding occupational health and safety, environmental protection, hazardous substance control and waste management and disposal, among others.

PATENTS, TRADEMARKS AND PROPRIETARY RIGHTS
The Company entered into a license agreement in 1992 (the "License Agreement") pursuant to which the Company acquired from the licensor (the "Licensor") the exclusive rights to manufacture and sell the Breathe Right nasal strip. Pursuant to the License Agreement, the Company has the exclusive right to manufacture, sell and otherwise practice any invention, including the Breathe Right nasal strip, claimed in the Licensor's patent applications related thereto and all patents issued in any country which correspond to those applications. The Company must pay royalties to the Licensor based on sales of the Breathe Right nasal strip including certain minimum royalty amounts to maintain its exclusivity. The Company is also responsible for all costs and expenses incurred in obtaining and maintaining patents related to the Breathe Right nasal strip.

The Licensor has filed patent applications with the U.S. Patent and Trademark Office seeking patent protection for different aspects of the Breathe Right nasal strip technology. The Licensor has received notice of allowance from the U.S. Patent and Trademark Office in two of its patent applications covering the Breathe Right nasal strip, including one with claims that cover the single-body construction of the Breathe Right nasal strip. A third patent application has issued as a patent, and a fourth application has received notice of allowance covering structural changes to the product. A fifth application pending has just recently been filed and remains pending. The Licensor has also obtained patent protection on the Breathe Right nasal strip in two foreign countries and has applications pending which seek patent protection in 23 additional countries. In addition to its patent position, the Company believes that its position as the first entrant in the market and the design knowledge, which the Company has protected as trade secrets, will provide the Company with advantages over possible competition.

If the Licensor obtains additional patents covering the Breathe Right nasal strip, there can be no assurance that they, or the patent already issued, will effectively foreclose the development of competitive products or that the Company will have sufficient resources to pursue enforcement of any patents issued. The Company intends to aggressively enforce the patents covering the Breathe Right nasal strip, when and if they are issued. In order to enforce any patents issued covering the Breathe Right nasal strip, the Company may have to engage in litigation, which may result in substantial cost to the Company and counterclaims against the Company. Any adverse outcome of such litigation could have a negative impact on the Company's business.

The Company believes its trademarks are important as protection for the Company's names and advertising. The Company has initiated opposition proceedings in the U.S. Patent and Trademark Office against two competitors that are attempting to register trademarks that are substantially similar to "Breathe Right" and has filed a trademark infringement suit against one of them.

There can be no assurance that the Company's technology will not be challenged on the grounds that the Company's products infringe on patents, copyrights or other proprietary information owned or claimed by others or that others will not successfully utilize part or all of the Company's technology without compensation to the Company. The Company will attempt to protect its technologies and proprietary information as trade secrets.

LITIGATION
Except as otherwise disclosed in this Prospectus, no material legal proceedings are pending or known to be contemplated to which the Company is a party or to which any of its property is subject, and the Company knows of no material legal proceedings pending or threatened, or judgments against any director or officer of the Company in his or her capacity as such.

In October 1995, an individual commenced a lawsuit against the Company in U.S. District Court for the Northern District of Ohio claiming that the Breathe Right nasal strip infringes the plaintiff's patents relating to a facial cleanser. The plaintiff is seeking an undefined amount of monetary damages from the Company and an order enjoining the Company from infringing on his patents. The plaintiff's patents cover a facial cleanser for a person's nose. The facial cleanser consists of an elongated strip which can be bent and which is formed of material suitable for scraping one's skin. The facial cleanser has gripping means in the form of indentations at the ends of the strips and an absorbent pad which is impregnated with a topically effective agent for application to the surface of the skin being cleansed. The Company believes that the suit is completely without merit and has denied all material allegations in the complaint and is vigorously defending itself based upon what it considers meritorious defenses.

EMPLOYEES
At March 1, 1996, the Company had 37 full-time employees, of whom 13 were engaged in operations, 12 in general administration, 10 in marketing and sales and two in new products and business development. There are no unions representing Company employees. Relations with its employees are believed to be good and there are no pending or threatened labor employment disputes or work interruptions.

FACILITIES
The Company leases approximately 80,000 square feet of office, manufacturing and warehouse space in Bloomington, Minnesota. The lease expires in December 2000.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS
The Company's executive officers and directors of the Company are as follows:

          NAME             AGE                    POSITION
Daniel E. Cohen, M.D.      43    Chairman of the Board, Chief Executive
                                 Officer, Treasurer and Director
Richard E. Jahnke          47    President, Chief Operating Officer and
                                 Director
M.W. Anderson, Ph.D.       45    Vice President of Clinical and Regulatory
                                 Affairs
David J. Byrd              42    Vice President of Finance and Chief
                                 Financial Officer
William Doubek             40    Vice President of Operations
Rihab Fitzgerald           44    Vice President of Consumer Sales
Kirk P. Hodgdon            36    Vice President of Consumer Marketing
Gerhard Tschautscher       39    Vice President of International and
                                 Professional Medical Marketing
Patrick Delaney            53    Director and Secretary
R. Hunt Greene             45    Director
Andrew J. Greenshields     58    Director
Richard W. Perkins         65    Director

Daniel E. Cohen, M.D. has served as the Company's Chairman of the Board since 1993, its Chief Executive Officer since 1989 and a director and the Treasurer since 1982. Dr. Cohen was a founder of the Company and is a board-certified neurologist.

Richard E. Jahnke has served as the Company's President and Chief Operating Officer and as a director since 1993. From 1991 to 1993, he was Executive Vice President and Chief Operating Officer of Lemna Corporation, which manufactures and sells waste water treatment systems. From 1986 to 1991, Mr. Jahnke was general manager of the government operations division of ADC Telecommunications, an electronic communications systems manufacturer. From 1982 to 1986, he was Director of Marketing and Business and Technical Development at BMC Industries, Inc. From 1972 to 1982, he held various positions of increasing responsibility in engineering, sales and marketing management at 3M Company.

M. W. Anderson, Ph.D. has served as the Company's Vice President of Clinical and Regulatory Affairs and Vice President of Research and Development since 1990. He has served in various capacities since joining the Company in 1984, including Director of Applications Research and Director of Research and Development. Prior to joining the Company in 1984, Dr. Anderson was an Assistant Professor at the University of Minnesota's College of Pharmacy.

David J. Byrd has served as the Company's Vice President of Finance and Chief Financial Officer since February 1996. Prior to joining the Company, Mr. Byrd was Chief Financial Officer and Treasurer of Medisys, Inc., a health care services company, since 1991. From 1975 to 1991, Mr. Byrd was employed by Coopers & Lybrand, where he was a partner from 1986 to 1991. Mr. Byrd is a certified public accountant.

William Doubek has served as the Company's Vice President of Operations since 1990, Director of Operations from 1986 to 1990 and was the Company's Senior Engineer from 1982 to 1986. Prior to joining the Company in 1982, Mr. Doubek served as Senior Project Engineer at Medtronic, Inc., a manufacturer of medical devices, Senior Engineer at Micro Control Company, a manufacturer of computer testing equipment, and Electrical Engineer at Palico Instrument Company, a manufacturer of computer testing equipment.

Rihab Fitzgerald has served as the Company's Vice President of Consumer Sales since August 1993, Vice President of Sales and Marketing from 1990 to August 1993 and Director of Marketing from 1985 to 1990. Prior to joining the Company in 1984, Ms. Fitzgerald was employed in sales and marketing with Nicolet Instrument Corporation, a medical devices manufacturer.

Kirk P. Hodgdon has been the Company's Vice President of Marketing since February 1994. Prior to joining the Company, Mr. Hodgdon served as: Vice President-Management Supervisor at Gage Marketing Communications, a marketing services company, from 1993 to February 1994; Vice President -- Account Supervisor at U.S. Communications, a marketing agency, from 1989 to 1993; and Marketing Manager at Land O'Lakes, Inc., a consumer foods cooperative, from 1988 to 1989.

Gerhard Tschautscher has served as the Company's Vice President of International and Professional Medical Marketing since January 1994 and as a Company Product Director and as the International Sales Marketing and Sales Director between 1988 and December 1993.

Patrick Delaney has been a director of the Company since 1983 and has served as the Company's Secretary since October 1995. Mr. Delaney is a partner in the Minneapolis law firm of Lindquist & Vennum P.L.L.P., counsel to the Company. He has been in the private practice of law since 1967. He is also a director of Community First Bankshares, Inc., a multi-bank holding company, the Secretary of MTS Systems Corporation, a manufacturer of systems for materials testing, simulation, measurement devices and controls, and a director and the Secretary of Applied Biometrics, Inc., a manufacturer of medical devices.

R. Hunt Greene has been a director of the Company since 1985. Mr. Greene has been an investment banker for over fifteen years. He is presently Managing Director of Hunt Greene & Co., LLC, a Minneapolis investment bank. Mr. Greene was a Managing Director of Piper Jaffray Inc., a Minneapolis based investment bank and general broker-dealer in investment securities, from 1979 to 1995.

Andrew J. Greenshields has been a director of the Company since 1986. Mr. Greenshields was a founder and is a general partner of Pathfinder Venture Capital Funds I, II and III, Minneapolis based venture capital limited partnerships. Mr. Greenshields is also a director of Digital Systems International, Inc., a manufacturer of telecommunications equipment and software, and Aetrium, Inc., a manufacturer of semiconductor handling equipment.

Richard W. Perkins has been a director of the Company since 1993. Mr. Perkins has been President, Chief Executive Officer and a director of Perkins Capital Management, Inc. since 1985. He is also a director of the following public companies: Bio-Vascular, Inc., a medical products manufacturer; Children's Broadcasting Corporation, an operator of radio stations with a children's format; Discus Acquisition Corporation, a holding company for Peerless Chain Corp.; Garment Graphics, Inc., a manufacturer of imprinted sportswear; Lifecore Biomedical, Inc., a medical devices company; Nortech Systems, Inc., a contract manufacturer for the electronics industry; Eagle Pacific Industries, Inc., a manufacturer of plastic pipe; and Quantech, Ltd., a development stage medical products company.

COMMITTEES
The Board of Directors has established a Compensation Committee, an Audit Committee, a Plan Committee and a Nominating Committee.

The Compensation Committee of the Board of Directors is comprised of Messrs. Greenshields and Perkins. Among other duties, the Compensation Committee makes recommendations to the Board of Directors regarding the employment practices and the policies of the Company and the compensation paid to Company officers.

The Audit Committee of the Board of Directors is comprised of Messrs. Greene and Greenshields. The Audit Committee reviews and evaluates significant matters relating to the audit and internal controls of the Company, reviews the scope and results of audits by and the recommendations of the Company's independent auditors, and approves services provided by the auditors.

The Plan Committee of the Board of Directors is comprised of Messrs. Greene, Delaney and Greenshields. The Plan Committee has the authority to make awards under and adopt and alter administrative rules and practices governing the Company's Stock Option Plans and Employee Stock Purchase Plan (the "Plans"). The Plan Committee also interprets the terms and provisions of the Plans and any award issued under those Plans.

The Nominating Committee is currently comprised of Dr. Cohen and Messrs. Greenshields and Delaney. The Nominating Committee was established in December 1995 to identify candidates for the Company's Board of Directors.

EXECUTIVE COMPENSATION
The following table shows, for the fiscal years ending December 31, 1995, 1994 and 1993, the cash compensation paid by the Company, as well as certain other compensation paid or accrued for those years, to Daniel E. Cohen, M.D., the Company's Chief Executive Officer, and each of the other four most highly compensated executive officers of the Company as of December 31, 1995 (together with Dr. Cohen, the "Named Executives").

                          SUMMARY COMPENSATION TABLE

                                                                    LONG TERM
                                         ANNUAL COMPENSATION       COMPENSATION
                                                                    SECURITIES
                                                                    UNDERLYING        ALL OTHER
NAME AND POSITION             YEAR       SALARY        BONUS       OPTIONS (#)     COMPENSATION (1)
Daniel E. Cohen, M.D.         1995      $141,400      $141,400       200,000             $300
 Chief Executive Officer,     1994       115,600           -0-           -0-              300
  Treasurer and Chairman      1993       102,423           -0-           -0-              300
  of the Board
Richard E. Jahnke             1995       140,500       140,500        75,000              300
 President and                1994       112,000           -0-           -0-              300
  Chief Operating Officer     1993        81,410(2)        -0-       200,000              250
Kirk P. Hodgdon               1995       125,250        75,150        50,000              300
 Vice President of            1994       102,769(3)        -0-        60,000              250
  Consumer Marketing          1993           -0-           -0-           -0-              -0-
Rihab Fitzgerald              1995        96,250        57,750        50,000              300
 Vice President of            1994        90,419           -0-           -0-              264
  Consumer Sales              1993        70,628           -0-        10,000              233
Ronald D. Cox                 1995        93,750        56,250        40,000              300
 Vice President of            1994        75,000           -0-           -0-              240
  Finance and Chief           1993        68,068           -0-        10,000              226
  Financial Officer (4)

(1) Represents the payment of life insurance premiums.

(2) Mr. Jahnke became President and Chief Operating Officer effective March 8, 1993 and received a salary for only ten months in 1993.

(3) Mr. Hodgdon became Vice President of Consumer Marketing effective February 21, 1994 and received a salary for the remainder of 1994.

(4) Mr. Cox retired in February 1996.

STOCK OPTIONS
The following table contains information concerning grants of stock options to the Named Executives during 1995. All options were granted at an exercise price equal to the fair market value of the Common Stock on the date of grant.

                            OPTION GRANTS IN 1995

                                          INDIVIDUAL GRANTS
                                                                                           POTENTIAL
                                                                                      REALIZABLE VALUE AT
                         NUMBER        % OF TOTAL                                       ASSUMED ANNUAL
                     OF SECURITIES      OPTIONS       EXERCISE OR                        RATE OF STOCK
                       UNDERLYING      GRANTED TO        BASE                         PRICE APPRECIATION
                        OPTIONS        EMPLOYEES         PRICE       EXPIRATION         FOR OPTION TERM
NAME                  GRANTED (#)       IN 1995         ($/SH)          DATE           5%           10%
Daniel E. Cohen        200,000(1)         28.7%          $5.50        02/09/05      $691,784     $1,753,117
Richard E. Jahnke       75,000(1)         10.7%           5.50        02/09/05       259,419        657,419
Kirk P. Hodgdon         50,000(1)          7.2%           5.50        02/09/05       172,946        438,279
Rihab Fitzgerald        50,000(1)          7.2%           5.50        02/09/05       172,946        438,279
Ronald D. Cox           40,000(2)          5.7%           5.50        02/09/05       138,357        350,623

(1) The options vest as follows: 25% on each of February 9, 1995, 1996, 1997 and 1998.

(2) The option vested 50% on each of February 9, 1995 and 1996.

OPTION EXERCISES AND HOLDINGS
The following table sets forth information with respect to the Named Executives concerning the exercise of options during 1995 and unexercised options held as of December 31, 1995:

                   AGGREGATED OPTION EXERCISES IN 1995 AND
                      OPTION VALUES AT DECEMBER 31, 1995

                        SHARES                       NUMBER OF UNEXERCISED           VALUE OF UNEXERCISED
                       ACQUIRED                             OPTIONS                  IN-THE-MONEY OPTIONS
                          ON           VALUE       AT DECEMBER 31, 1995 (#)        AT DECEMBER 31, 1995 (1)
NAME                 EXERCISE (#)    REALIZED    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
Daniel E. Cohen            -0-             N/A      50,000         150,000        $  481,250      $1,443,750
Richard E. Jahnke        6,000       $ 88,500       92,750         176,250         1,202,594       2,198,906
Kirk P. Hodgdon          6,000         75,375       18,500          85,500           190,063         918,937
Rihab Fitzgerald         1,100         13,681       55,400          43,500           695,394         437,812
Ronald D. Cox           10,000        162,500       44,000          26,000           512,500         269,375

(1) Based on the closing sale price of $15.125 per share for the Common Stock on December 31, 1995.

                      PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of the Company's Common Stock as of March 1, 1996, and as adjusted for the sale of the Common Stock offered hereby, for (i) each person who is known to the Company to beneficially own more than five percent (5%) of the outstanding Common Stock, (ii) each director of the Company, (iii) each executive officer named in the Summary Compensation Table above, (iv) all directors and executive officers of the Company as a group, and (v) each Selling
Stockholder:

                                          SHARES BENEFICIALLY
                                                 OWNED               NUMBER              SHARES TO
                                           PRIOR TO OFFERING        OF SHARES      BE BENEFICIALLY OWNED
                                                 (1)(2)               BEING       AFTER OFFERING (1) (2)
NAME AND ADDRESS OF BENEFICIAL OWNERS      NUMBER      PERCENT     OFFERED (3)      NUMBER       PERCENT
Richard W. Perkins (4)                    1,291,908       7.4%           -0-       1,291,908       6.8%
 Perkins Capital Management, Inc.
 730 East Lake Street
 Wayzata, MN 55391
Daniel E. Cohen, M.D. (5)                   800,664       4.6%        50,000         750,664       4.0%
Richard E. Jahnke                           151,500          *        20,000         131,500          *
Patrick Delaney                              60,066          *           -0-          60,066          *
R. Hunt Greene                               40,000          *           -0-          40,000          *
Andrew J. Greenshields (6)                   34,000          *           -0-          34,000          *
Kirk P. Hodgdon                              43,000          *         5,000          38,000          *
Rihab Fitzgerald (7)                        145,484          *        20,000         125,484          *
Ronald D. Cox                               147,922          *           -0-         147,922          *
William Doubek (8)                          130,976          *        15,000         115,976          *
M. W. Anderson                               86,798          *         5,000          81,798          *
Gerhard Tschautscher                         50,500          *        10,000          40,500          *
All directors and officers as a group
 (12 persons) (9)                         2,844,996      15.7%       125,000       2,719,996      13.9%

*Indicates ownership of less than one percent.

(1) Except as noted, all shares beneficially owned by each owner were owned of record, and each owner held sole voting power and sole investment power for all shares held.

(2) Includes the following number of shares which could be purchased under stock options exercisable within sixty (60) days of the date hereof:
         Mr. Perkins, 40,000 shares; Dr. Cohen, 100,000 shares; Mr. Jahnke, 151,500 shares; Mr. Greene, 40,000 shares; Mr. Delaney, 40,000 shares; Mr. Greenshields, 30,000 shares; Mr. Hodgdon, 43,000 shares; Ms. Fitzgerald, 67,900 shares; Mr. Cox, 70,000 shares; Mr. Doubek, 88,000 shares; Mr. Anderson, 54,000 shares; Mr. Tschautscher 50,500 shares; and all directors and officers as a group, 714,900 shares. Does not include stock options to purchase 20,000 shares of Common Stock held by each of Messrs. Perkins, Delaney, Greene and Greenshields which will vest if such individuals are re-elected to the Company's Board of Directors at the Annual Meeting of Shareholders on April 24, 1996.


(3) Includes an aggregate of 40,000 shares of Common Stock issuable upon exercise of currently exercisable stock options for the following beneficial owners in the following amounts: Richard E. Jahnke, 20,000 shares; Kirk P. Hodgdon, 5,000 shares; Rihab Fitzgerald, 5,000 shares; and Gerhard Tschautscher, 10,000 shares. In the event that the over-allotment option is exercised in full, the Selling Stockholders will offer to sell an aggregate of 95,000 shares of Common Stock.


(4) Includes 1,126,560 shares of Common Stock held for the accounts of clients of Perkins Capital Management, Inc., a registered investment advisor of which Mr. Perkins is the controlling shareholder, a director and President. Perkins Capital Management has the right to sell the shares but does not have power to vote the shares. Mr. Perkins and Perkins Capital Management disclaim beneficial ownership of such shares. This total also includes 37,500 shares held in a trust created by Mr. Perkins for his benefit, 10,000 shares held by a profit sharing plan of which Mr. Perkins is a trustee, 4,000 shares held by a corporation of which Mr. Perkins is sole shareholder, and 73,848 shares held by a partnership of which Mr. Perkins is a general partner.

(5) Includes 327,332 shares of Common Stock owned by Dr. Cohen's spouse, for which he has no voting or investment power.

(6) Includes 4,000 shares of Common Stock held by Mr. Greenshields jointly with his spouse for which he has shared voting and dispositive power.

(7) Includes 1,442 shares of Common Stock held by Ms. Fitzgerald jointly with her spouse for which she has shared voting and dispositive power.

(8) Includes 11,680 shares of Common Stock owned by Mr. Doubek's spouse for which he has no voting or dispositive power.

(9) Includes 339,012 shares of Common Stock owned by spouses and 5,442 shares owned jointly with spouses.

                         DESCRIPTION OF CAPITAL STOCK

The Company is currently authorized to issue 50,000,000 shares of Common Stock, $.01 par value per share, 1,000,000 shares of Series A Junior Participating Preferred Stock, par value $.01 per share (which may only be issued upon a triggering event under the Rights Agreement described below under "Rights Plan"), and 7,483,589 shares of undesignated Preferred Stock, $.01 par value per share. As of March 1, 1996, 17,436,052 shares of Common Stock, the only outstanding class of securities of the Company, were issued and outstanding. All shares of Common Stock presently outstanding are, and all shares of Common Stock being sold in this offering will be, legally issued, fully paid and nonassessable.

COMMON STOCK
Holders of the Common Stock do not have preemptive rights to purchase additional shares or other subscription rights. The Common Stock carries no conversion rights and is subject neither to redemption nor to any sinking fund provisions. All shares of Common Stock are entitled to share ratably in dividends from sources legally available therefor when, as and if declared by the Board of Directors, and upon liquidation or dissolution of the Company, whether involuntary or voluntary, to share equally in the assets of the Company available for distribution to common stockholders. The dividend and liquidation rights of common stockholders are subordinate to those of preferred stockholders.

RIGHTS PLAN
Each share of Common Stock has one Preferred Stock Purchase Right ("Right") attached. Each whole Right entitles the holder to buy one-one hundredth of the Company's Series A Junior Participating Preferred Stock at an initial exercise price of $120 (subject to adjustment). The Rights will become exercisable only if, with certain exceptions, a person or group becomes an "Acquiring Person" by acquiring 17% or more of the outstanding Common Stock or announcing a tender offer of 17% or more of the Common Stock. If the Rights become exercisable, a holder generally will be entitled to purchase for the exercise price of $120 the number of shares of Common Stock subject to the Rights at a price per share equal to one-half of the then-current market price per share of Common Stock. If the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the Right's exercise price, that number of shares of the acquiring company's common stock having a then current market value of twice the Right's exercise price.

At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 17% or more of the outstanding Common Stock and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio per Right equal to the result obtained by dividing the exercise price of a Right by the current per share market price of the Common Stock, subject to adjustment. In addition, the Company will be entitled to redeem the Rights, upon approval of a majority of the independent directors of the Company, at $.001 per Right (subject to adjustment) at any time prior to the twentieth day after a public announcement that a person or group has acquired beneficially 17% or more of the Common Stock. The Rights will expire on July 20, 2005 if not previously redeemed or exercised.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including without limitation, the right to vote or to receive dividends. The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at an equitable price and which is otherwise in the best interests of the Company and its stockholders, as determined by the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option, redeem the Rights at any time until there is an Acquiring Person.

The foregoing summary of certain terms of the Rights is qualified in its entirety by reference to the Rights Agreement, a copy of which is incorporated by reference as an exhibit to the Registration Statement.

PREFERRED STOCK
The Board of Directors is authorized to determine, without any further action by the stockholders of the Company, the rights, preferences and privileges of 7,483,589 shares of authorized but unissued shares of Preferred Stock. Should the Board of Directors elect to exercise its authority, the rights, preferences and privileges of holders of the Company's Common Stock would be made subject to the rights, preferences and privileges of the Preferred Stock which could adversely affect the rights of holders of Common Stock and could defer or prevent a change in control of the Company.

DELAWARE CORPORATION LAW
Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to the date of the business combination, the transaction is approved by the Board of Directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (iii) on or after such date the business combination is approved by the Board of Directors of the corporation and by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

TRANSFER AGENT
The transfer agent for the Company's Common Stock is Norwest Bank Minnesota,
N.A.

                                 UNDERWRITING

The Company and the Selling Stockholders have entered into a Purchase Agreement (the "Purchase Agreement") with the underwriters listed in the table below (the "Underwriters"), for whom Piper Jaffray Inc. and Montgomery Securities are acting as representatives (the "Representatives"). Subject to the terms and conditions set forth in the Purchase Agreement, the Company and the Selling Stockholders have agreed to sell to the Underwriters, and each of the Underwriters has severally agreed to purchase, the number of shares of Common Stock set forth opposite such Underwriter's name in the table below:

UNDERWRITERS                   NUMBER OF SHARES
Piper Jaffray Inc.
Montgomery Securities

 Total                         1,500,000

Subject to the terms and conditions of the Purchase Agreement, the Underwriters have agreed to purchase all of the Common Stock being sold pursuant to the Purchase Agreement if any is purchased (excluding shares covered by the over-allotment option granted therein). In the event of a default by any Underwriter, the Purchase Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or decreased or the Purchase Agreement may be terminated.

The Representatives have advised the Company and the Selling Stockholders that the Underwriters propose to offer the Common Stock to the public initially at the Price to Public set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not in
excess of $      per share. Additionally, the Underwriters may allow, and
such dealers may reallow, a concession not in excess of $      per share on
sales to certain other brokers and dealers. After the offering, the Price to Public, concession and reallowance may be changed by the Underwriters.

The Company and the Selling Stockholders have granted to the Underwriters options, exercisable by the Representatives during the 30 day period after the date of this Prospectus, under which the Underwriters may purchase up to an additional 130,000 and 95,000 shares of Common Stock, respectively, at the Price to Public less the Underwriting Discount set forth on the cover page of this Prospectus. If the Underwriters purchase any of such additional shares pursuant to this option, each Underwriter will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The Underwriters may exercise the option only to cover over-allotments, if any.

The Company, the Selling Stockholders and the officers and directors of the Company have agreed that they will not, without the prior written consent of Piper Jaffray Inc., sell, offer to sell, or otherwise dispose of any shares of Common Stock or any options or rights to purchase any shares of Common Stock for a period of 90 days after the date of this Prospectus.

In connection with this offering, certain Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of market makers not connected with this offering and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified period prior to the filing of this Prospectus with the Commission and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail, and, if commenced, may be discontinued at any time.

The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the Underwriters may be required to make in respect thereof.

Piper Jaffray Inc. has periodically provided investment banking services to the Company.

                                LEGAL MATTERS

The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota. Patrick Delaney, a partner in Lindquist & Vennum P.L.L.P., is a Director, the Secretary and a holder of Common Stock and options to purchase Common Stock of the Company. Certain legal matters will be passed upon for the Underwriters by Dorsey & Whitney LLP, Minneapolis, Minnesota.

                                   EXPERTS

The financial statements and financial statement schedules of the Company included or incorporated by reference in the Registration Statement of which this Prospectus is a part have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as indicated in their reports accompanying such financial statements and financial statement schedules, and are included or incorporated herein in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

The statements in this Prospectus under the captions "Risk Factors -- Dependence on Patents, Trademarks and Proprietary Rights" and "Business -- Patents, Trademarks, and Proprietary Rights," except as such statements pertain to the License Agreement, have been reviewed and approved by Kinney & Lange, patent counsel for the Company, as experts in such matters, and are included herein in reliance upon such review and approval.

                            AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information can be inspected and copied at the public facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C., and the Commission's regional offices at Northwestern Atrium Center, 5007 World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison, 14th Floor, Chicago, Illinois 60604. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is quoted on the Nasdaq National Market of the National Association of Securities Dealers Automated Quotations system ("Nasdaq"), and such reports, proxy statements and other information regarding the Company can be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

The Company has filed with the Commission a registration statement under the Securities Act of 1933 with respect to the shares offered hereby. This Prospectus does not contain all information set forth in such registration statement. For further information with respect to the Company and the shares offered hereby, reference is made to such registration statement, including the exhibits and financial schedules filed as part thereof. Such information may be inspected in the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies thereof may be obtained from the Commission at prescribed prices.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


The Company's Annual Report on Form 10-K for the year ended December 31, 1995, as amended, and the Company's Proxy Statement for the 1996 Annual Meeting of Stockholders are hereby incorporated by reference in this Prospectus. In addition, all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated hereby by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to David J. Byrd, Chief Financial Officer, CNS, Inc., P.O. Box 39802, Minneapolis, Minnesota 55439. Telephone requests may be directed to Mr. Byrd at (612) 820-6696.


                                  CNS, INC.
                        INDEX TO FINANCIAL STATEMENTS

                                                                                                PAGE

Independent Auditors' Report                                                                     F-2

Balance Sheets as of December 31, 1994 and 1995                                                  F-3

Statements of Operations for the Years Ended December 31, 1993, 1994, and 1995                   F-4

Statements of Stockholders' Equity for the Years Ended December 31, 1993, 1994, and 1995         F-5

Statements of Cash Flows for the Years Ended December 31, 1993, 1994, and 1995                   F-6

Notes to Financial Statements                                                                    F-7

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
 CNS, Inc.:

We have audited the accompanying balance sheets of CNS, Inc. as of December 31, 1994 and 1995 and the related statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNS, Inc. as of December 31, 1994 and 1995 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Minneapolis, Minnesota
January 26, 1996


                                  CNS, INC.
                                BALANCE SHEETS
                          DECEMBER 31, 1994 AND 1995
                                    ASSETS

                                                                      1994            1995
Current assets:
  Cash and cash equivalents                                       $    783,704     $ 8,551,919
  Marketable securities                                              5,240,662       1,950,354
  Accounts receivable, net of allowance for doubtful accounts          936,279       7,830,793
   of $55,000 in 1994 and $201,000 in 1995
  Inventories                                                        1,125,009      11,100,909
  Prepaid expenses and other current assets                            245,619         997,674
  Deferred income taxes                                                      0         879,000
  Net assets of discontinued operations                              2,865,520               0
    Total current assets                                            11,196,793      31,310,649
Property and equipment, net                                            303,574         558,999
Patents and trademarks, net                                            112,504         126,887
Certificate of deposit, restricted                                           0         320,000
Deferred income taxes                                                        0          24,000
                                                                  $ 11,612,871     $32,340,535
                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                $    272,039     $ 3,778,077
  Accrued expenses                                                     134,297       1,169,116
  Accrued income taxes                                                       0         508,000
    Total current liabilities                                          406,336       5,455,193
Stockholders' equity:
  Common stock--$.01 par value:
    Authorized 50,000,000 shares; issued and outstanding               170,416         173,878
     17,041,656 shares in 1994 and 17,387,852 shares in 1995
    Additional paid-in capital                                      24,229,583      25,828,434
    Retained earnings (deficit)                                    (13,193,464)        883,030
    Total stockholders' equity                                      11,206,535      26,885,342
Commitments (notes 10 and 11)                                     $ 11,612,871     $32,340,535


The accompanying notes are an integral part of the financial statements.

                                  CNS, INC.
                           STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 1993, 1994, AND 1995

                                                            1993             1994            1995
Net sales                                               $    93,352      $ 2,798,174      $48,631,855
Cost of goods sold                                           48,512        1,789,545       17,554,413
  Gross profit                                               44,840        1,008,629       31,077,442
Operating expenses:
 Marketing and selling                                            0        3,099,806       16,695,428
 General and administrative                                 440,394          666,459        1,983,928
  Total operating expenses                                  440,394        3,766,265       18,679,356
  Operating income (loss)                                  (395,554)      (2,757,636)      12,398,086
Other income (expense):
 Interest income                                             21,801          207,480          583,919
 Interest expense                                           (15,000)          (7,945)         (12,500)
 Other income                                                90,000                0                0
  Other income, net                                          96,801          199,535          571,419
  Income (loss) from continuing operations                 (298,753)      (2,558,101)      12,969,505
   before income taxes
Income tax benefit                                                0                0          341,000
  Income (loss) from continuing operations                 (298,753)      (2,558,101)      13,310,505
Loss from operations of discontinued sleep division      (1,132,020)        (309,314)        (459,901)
 (less applicable income tax benefit of $0, $0, and
 $259,000 in 1993, 1994, and 1995, respectively)
Gain on sale of sleep division (less applicable                   0                0        1,225,890
 income taxes of $0, $0, and $690,000 in 1993, 1994,
 and 1995, respectively)
  Net income (loss)                                     $(1,430,773)     $(2,867,415)     $14,076,494
Net income (loss) per common and common equivalent
 share:
 From continuing operations                             $     (0.02)     $     (0.16)     $      0.72
 From discontinued operations                                 (0.09)           (0.02)            0.04
  Net income (loss) per share                           $     (0.11)     $     (0.18)     $      0.76
Weighted average number of common and common
 equivalent shares outstanding                           13,145,276       15,754,586       18,375,525


   The accompanying notes are an integral part of the financial statements.


                                  CNS, INC.
                      STATEMENTS OF STOCKHOLDERS' EQUITY
                YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995

                                           COMMON STOCK
                                                                  ADDITIONAL        RETAINED          TOTAL
                                        NUMBER         PAR          PAID-IN         EARNINGS      STOCKHOLDERS'
                                      OF SHARES       VALUE         CAPITAL        (DEFICIT)          EQUITY
Balance at December 31, 1992          13,124,202     $131,242     $13,964,561     $ (8,895,276)    $ 5,200,527
  Stock issued in connection with         21,502          216          32,165                0          32,381
   Employee Stock Purchase Plan
  Stock options exercised                 57,400          574          68,797                0          69,371
  Net loss for the year                        0            0               0       (1,430,773)     (1,430,773)
Balance at December 31, 1993          13,203,104      132,032      14,065,523      (10,326,049)      3,871,506
  Proceeds from public stock           3,450,000       34,500       9,627,382                0       9,661,882
   offering less issuance costs of
   $1,119,368
  Stock issued in connection with         15,552          154          33,676                0          33,830
   Employee Stock Purchase Plan
  Stock options exercised                133,000        1,330         163,352                0         164,682
  Warrants exercised                     240,000        2,400         339,600                0         342,000
  Warrants issued                              0            0              50                0              50
  Net loss for the year                        0            0               0       (2,867,415)     (2,867,415)
Balance at December 31, 1994          17,041,656      170,416      24,229,583      (13,193,464)     11,206,535
  Stock issued in connection with          5,365           54          22,377                0          22,431
   Employee Stock Purchase Plan
  Stock options exercised                129,870        1,299         379,034                0         380,333
  Tax benefit from stock options               0            0         485,000                0         485,000
   exercised
  Warrants exercised, less               210,961        2,109         712,440                0         714,549
   issuance costs of $35,438
  Net income for the year                      0            0               0       14,076,494      14,076,494
Balance at December 31, 1995          17,387,852     $173,878     $25,828,434     $    883,030     $26,885,342

   The accompanying notes are an integral part of the financial statements.


                                  CNS, INC.
                           STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                                              1993             1994            1995
Operating activities:
  Net income (loss)                                       $(1,430,773)     $(2,867,415)     $14,076,494
  Adjustments to reconcile net income (loss) to net
   cash used in operating activities:
    Net gain on sale of assets of discontinued                      0                0       (1,915,890)
     operations
    Depreciation and amortization                               3,886           59,707          184,135
    Deferred income taxes                                           0                0         (418,000)
    Loss on sale of fixed assets                                    0                0            3,293
    Changes in operating assets and liabilities:
      Accounts receivable                                    (191,727)        (744,552)      (6,894,514)
      Inventories                                            (407,383)        (717,626)      (9,975,900)
      Prepaid expenses and other current assets               (50,135)        (195,484)        (752,055)
      Net assets of discontinued operations                   890,745          205,433         (814,201)
      Accounts payable                                        235,879           36,160        3,506,038
      Accrued expenses                                        115,502           18,795        1,034,819
      Accrued income taxes                                          0                0          508,000
       Net cash used in operating activities                 (834,006)      (4,204,982)      (1,457,781)
Investing activities:
  Change in marketable securities                                   0       (5,240,662)       3,290,308
  Payments for purchases of property and equipment            (99,215)        (229,414)        (383,810)
  Payments for patents and trademarks                         (60,136)         (90,906)         (73,426)
  Purchase of certificate of deposit, restricted                    0                0         (320,000)
  Net proceeds from promissory note                                 0                0          595,611
  Net cash provided by (used in) investing activities        (159,351)      (5,560,982)       3,108,683
Financing activities:
  Net proceeds from sale of discontinued operations                 0                0        5,000,000
  Net proceeds from public stock offering                           0        9,661,932                0
  Proceeds from the issuance of common stock                   32,381           33,830           22,431
   under Employee Stock Purchase Plan
  Proceeds from the exercise of stock options                  69,371          164,682          380,333
  Proceeds from exercise of common stock warrants                   0          342,000          714,549
  Net cash provided by financing activities                   101,752       10,202,444        6,117,313
  Net (decrease) increase in cash and                        (891,605)         436,480        7,768,215
   cash equivalents
Cash and cash equivalents:
   Beginning of year                                        1,238,829          347,224          783,704
   End of year                                            $   347,224      $   783,704      $ 8,551,919
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest                  $    10,000      $    12,945      $    12,500

Supplemental schedule of noncash operating and investing activities:
 A note receivable of $595,611 was obtained in 1995 as a result of the sale of the Sleep Products
  Disorder Diagnostic Division.

   The accompanying notes are an integral part of the financial statements.


                                  CNS, INC.
                        NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1994 AND 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS
CNS, Inc. (the "Company"), designs, manufactures and markets consumer products, primarily the Breathe Right nasal strip. The Breathe Right nasal strip is a nonprescription, single use, disposable device that can reduce or eliminate snoring by improving nasal breathing and temporarily relieve nasal congestion. The Breathe Right nasal strip is sold over-the-counter in retail outlets, including drug, grocery and mass merchant stores, primarily in the U.S. During 1995, the Company signed an international distribution agreement with 3M Company to market Breathe Right nasal strips outside the U.S. and Canada.

REVENUE RECOGNITION
Revenue from sales is recognized at the time products are shipped.

ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS
Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments requires disclosure of the fair value of all financial instruments to which the company is a party. All financial instruments are carried at amounts that approximate estimated fair value.

CASH EQUIVALENTS
Cash equivalents at December 31, 1995 consist primarily of U.S. Treasury bills.

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

MARKETABLE SECURITIES
The Company classifies its marketable debt securities as available-for-sale and records these securities at fair market value. Net realized and unrealized gains and losses are determined on the specific identification cost basis. Any unrealized gains and losses are reflected as a separate component of stockholders' equity. A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary, results in a charge to operations resulting in the establishment of a new cost basis for the security.

INVENTORIES
Inventories are valued at the lower of cost (determined on a first-in, first-out basis) or market.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Equipment is depreciated using the straight-line method over five years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the term of the lease.

PATENTS AND TRADEMARKS
Patents and trademarks are stated at cost and are amortized over three years using the straight-line method.

FOREIGN SALES
Foreign sales are made in U.S. dollars only. There are no currency conversions.

ADVERTISING
The Company adopted Statement of Position No. 93-7, Reporting on Advertising Costs, January 1, 1995. This SOP requires that all advertising costs be expensed as incurred or the first time the advertising takes place, except for direct response advertising, which can be capitalized and written off over the period during which the benefits are expected. The adoption did not have a material effect on the financial statements of the Company.

INCOME TAXES
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this method, deferred tax liabilities and assets and the resultant provision for income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

NET INCOME (LOSS) PER SHARE
Net income per share has been computed based upon the weighted average number of common and common equivalent shares outstanding during the year. Net loss per common share has been computed using the weighted average number of common shares outstanding during the year.

All share and per share amounts in the accompanying financial statements have been retroactively adjusted to reflect a two-for-one stock split to stockholders of record on June 1, 1995, which was distributed on June 22, 1995. The par value remained at $.01 per share.

RECENT ACCOUNTING PRONOUNCEMENTS
In March 1995 the Financial Accounting Standards Board issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (SFAS No. 121). SFAS No. 121 prescribes accounting and reporting standards when circumstances indicate that the carrying amount of an asset may not be recoverable. The Company adopted SFAS No. 121 during 1995, which had no impact on the financial statements.

In October 1995 the Financial Accounting Standards Board issued Statement No. 123, Accounting for Stock-Based Compensation. In 1996 the Company intends to adopt the disclosure provisions of the statement while continuing to account for options and other stock-based compensation using the intrinsic value-based method.

2. SALE OF DIVISION

On June 1, 1995 the Company completed the sale of all the assets of its Sleep Disorder Diagnostic Products Division ("Sleep"). Net sale proceeds of $5,000,000 cash and a note receivable of $595,611 resulted in a gain on the sale of discontinued operations of $1,915,890. The net loss of this operation is shown on the statement of operations as the loss from discontinued operations. The net assets of Sleep were $2,865,520 at December 31, 1994.

3. MARKETABLE SECURITIES

Marketable securities consist of U.S. Treasury bills and a U.S. Government money market fund. Investments are recorded at cost plus accrued interest earned. Due to the short-term maturity of the Company's marketable securities, the market value approximates their carrying value.

4. ADVERTISING

The Company expenses the production costs of advertising the first time the advertising takes place.

At December 31, 1994 and 1995 $226,969 and $561,493, respectively, of advertising costs were reported as assets. Advertising expense was $0, $2,429,205, and $11,839,033 in 1993, 1994, and 1995, respectively.

5. DETAILS OF SELECTED BALANCE SHEET ACCOUNTS

                                                          DECEMBER 31,
                                                      1994           1995

Inventories:
  Finished goods                                   $  932,407     $ 9,364,102
  Work in process                                         171         199,765
  Raw materials and component parts                   192,431       1,537,042
   Total inventories                               $1,125,009     $11,100,909
Property and equipment:
  Production equipment                             $  248,368     $   526,717
  Office equipment                                     68,135         127,491
  Leasehold improvements                               12,126          46,105
                                                      328,629         700,313
  Less accumulated depreciation and                    25,055         141,314
   amortization
   Property and equipment, net                     $  303,574     $   558,999
Patents and trademarks:
  Patents and trademarks                           $  151,042     $   224,468
  Less accumulated amortization                       (38,538)        (97,581)
   Patents and trademarks, net                     $  112,504     $   126,887
Accrued expenses:
  Royalty and commissions (draws)                  $  (10,901)    $   643,008
  Promotions                                           29,950         385,657
  Vacations                                            61,692         102,221
  Other                                                53,556          38,230
   Total accrued expenses                          $  134,297     $ 1,169,116

6. LINE OF CREDIT

The Company has a $1.25 million bank line of credit. Borrowings are due on demand, bear interest at 1% over a defined base rate (8.5% at December 31, 1995), are secured by substantially all assets of the Company, and are subject to certain restrictive covenants. Borrowings are limited to $1,250,000 or 75% of eligible accounts receivable. There were no borrowings against this line of credit as of December 31, 1995. The line of credit expires on March 31, 1996.

7. STOCKHOLDERS' EQUITY

STOCK OPTIONS

The Company's stock option plans allow for grant of options to officers, directors, and employees to purchase up to 2,200,000 shares of common stock at exercise prices not less than 100% of fair market value on the dates of grant. The term of the options may not exceed ten years.

Stock option activity under these plans is summarized as follows:

                                     OPTION PRICE                          AVAILABLE
                                       PER SHARE           OUTSTANDING     FOR GRANT
Balance at December 31, 1992    $ 1.155  -       2.125        353,400        717,222
  Granted                        1.3125  -      2.3125        386,000       (386,000)
  Exercised                       1.155  -       2.125        (57,400)             0
Balance at December 31, 1993      1.155  -      2.3125        682,000        331,222
  1994 plan                              -                          0      1,000,000
  Granted                         3.095  -       4.125        530,000       (530,000)
  Exercised                       1.155  -      2.3125       (133,000)             0
  Canceled                         1.47  -      2.3125        (31,400)        31,400
Balance at December 31, 1994      1.155  -        3.50      1,047,600        832,622
  Granted                          4.50  -      16.125        698,000       (698,000)
  Exercised                       1.155  -      11.375       (129,870)             0
  Canceled                        2.125  -        5.50       (107,430)       107,430
Balance at December 31, 1995    $ 1.155  -      16.125      1,508,300        242,052

Currently exercisable options aggregated 263,040 shares and 653,000 shares of common stock at December 31, 1994 and 1995, respectively.

The 1990 stock option plan allows for the grant of shares of restricted common stock. No shares of restricted common stock have been granted under this plan as of December 31, 1995.

EMPLOYEE STOCK PURCHASE PLAN
The Employee Stock Purchase Plan allows eligible employees to purchase shares of the Company's common stock through payroll deductions. The purchase price is the lower of 85% of the fair market value of the stock on the first or last day of each six-month period during which an employee participated in the plan. The Company has reserved 200,000 shares under the plan of which 135,493 shares have been purchased by employees as of December 31, 1995.

WARRANTS
During 1995 warrants to purchase 200,000 shares at $3.75 were exercised. The warrants had been issued in 1994 to the underwriter of the Company's 1994 public stock offering.

In connection with an agreement to license a product to be marketed as the Breathe Right device, the licenser was issued a warrant to purchase 100,000 shares of the Company's common stock exercisable at a price of $2.75 per share which expires March 1997. During 1995 a total of 12,500 shares were exercised.

During 1994 warrants to purchase 240,000 shares at $1.425 were exercised. The warrants had been issued in 1992 to the underwriter of the Company's 1992 public stock offering.

PREFERRED STOCK
At December 31, 1995, the Company is authorized to issue 1,000,000 shares of Series A Junior Participating Preferred Stock upon a triggering event under the Company's stockholders' Rights Plan and 7,483,589 shares of undesignated preferred stock.


8. INCOME TAXES

Income tax expense (benefit), from continuing operations, for the three years ended December 31, 1995, excluding tax on discontinued operations, is as follows (in thousands):


              CURRENT     DEFERRED     TOTAL

1995:
  Federal      $532        $(853)      $(321)
  State          30          (50)        (20)
               $562        $(903)      $(341)


There was no tax expense in 1994 and 1993.

Income tax expense (benefit) attributable to income from continuing operations differed from the amounts computed by applying the U.S. federal income tax rate of 35% as a result of the following (in thousands):

                                                                           DECEMBER 31,
                                                                   1993        1994       1995
Computed tax expense (benefit)                                     $(105)     $(895)     $ 4,539
State taxes, net of federal benefit                                    0          0          389
Change in income tax benefit resulting from tax benefit of           105        895            0
 net operating loss not recognized for financial statement
 purposes
Change in deferred tax asset valuation allowance                       0          0       (5,439)
Other                                                                  0          0          170
 Actual tax expense (benefit)                                      $   0      $   0      $  (341)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities calculated using an effective tax rate of 40% and 37% for 1994 and 1995, respectively, are presented below (in thousands):


                                    DECEMBER 31,
                                   1994      1995

Deferred tax assets:
  Inventory items                 $  214     $275
  Accounts receivable allowance       53       74
  Property and equipment               0       25
  Accrued expenses                   120      213
  Deferred maintenance               113        0
  contracts
  Tax credits                        312      316
  Net operating loss               4,686        0
                                   5,498      903
Less valuation allowance           5,439        0
                                      59      903
Deferred tax liabilities:
  Property and equipment             (59)       0
   Net deferred tax assets        $    0     $903


A valuation allowance is provided when there is some likelihood that all or a portion of a deferred tax asset may not be realized. The Company has determined that establishing a valuation allowance for the deferred tax assets as of December 31, 1995 is not required since it is more likely than not that the deferred tax assets will be realized principally through future taxable income. Based on tax rates in effect at December 31, 1995 approximately $2,500,000 of future taxable income is required prior to December 31, 2009 for full realization of the net deferred tax asset.

The Company has federal and state tax credit carryforwards of $316,000 at December 31, 1995 which are available to reduce income taxes payable in future years and expire between 1999 and 2009.

9. SALES

The Company had two significant customers who accounted for approximately 37% of Breathe Right product sales for the year ended December 31, 1994 and had one significant customer who accounted for approximately 13% of Breathe Right product sales for the year ended December 31, 1995. Accounts receivable from these customers as of December 31, 1994 and 1995 were $388,386 and $1,319,137, respectively.

Foreign sales were not significant in 1993, 1994 or 1995.

10. LICENSE AGREEMENT

On January 30, 1992 the Company entered into an agreement to exclusively license a product to be marketed as the Breathe Right device. Royalties due under this agreement are based on a sliding percentage of sales beginning at 5% and declining to 3%. Future royalties will be at 3%. To maintain the Company's license, it must make minimum royalty payments of $160,000 in 1996; $300,000 in 1997; and $450,000 each year thereafter until the patent for the product expires. Royalty expense in 1993, 1994, and 1995 was $20,000, $110,844, and $1,458,473, respectively.

11. OPERATING LEASES

The Company leases equipment and office space under noncancelable operating leases which expire over the next five years. Future minimum lease payments due in accordance with these leases as of December 31, 1995 are as follows:

YEAR ENDING DECEMBER 31,       AMOUNT

1996                         $  319,028
1997                            402,410
1998                            402,410
1999                            402,410
2000                            368,876
                             $1,895,134

Total rental expense for operating leases was $351,659 in 1993, $350,859 in 1994, and $376,873 in 1995.

The Company's office space lease requires a $320,000 letter of credit to remain with the lessor. The letter of credit is secured by a $320,000 certificate of deposit which bears interest at 5.75% per annum and matures on April 30, 1998.

Inside Back Cover Graphics:

SIX PHOTOS OF ATHLETES WEARING A BREATHE RIGHT(R) NASAL STRIP:

        Football player; Rollerblader;
             Runner; Hockey player;
             Cycler; Tennis player


TEXT:                               ATHLETIC
                                  USE INCREASES
                                    CONSUMER
                                    AWARENESS
                                Widespread use by
                             prominent athletes has
                              resulted in increased
                            consumer awareness of the
                              product for both its
                           medical and athletic uses.

2 package boxes of Breathe Right(R) nasal strips shown:

    small/medium quantity of 8
    medium/large quantity of 8


NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                              TABLE OF CONTENTS

                                             PAGE

Prospectus Summary                            3
Risk Factors                                  6
Use of Proceeds                              10
Price Range of Common Stock                  10
Dividend Policy                              10
Capitalization                               11
Selected Financial Data                      12
Management's Discussion and Analysis of      13
 Financial Condition and Results of
 Operations
Business                                     17
Management                                   28
Principal and Selling Stockholders           32
Description of Capital Stock                 33
Underwriting                                 35
Legal Matters                                36
Experts                                      36
Available Information                        36
Incorporation of Certain Documents by        37
 Reference
Index to Financial Statements               F-1

                               1,500,000 SHARES

                                     [LOGO]

                                 COMMON STOCK
                             P R O S P E C T U S

                              PIPER JAFFRAY INC.
                            MONTGOMERY SECURITIES

                                       , 1996


                                   PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14: OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC registration fee                 $ 11,564

NASD fee                                3,853
Nasdaq listing fee                     17,500
Accounting fees and expenses           35,000*
Legal fees and expenses                75,000*
Printing expenses                      35,000*
Blue Sky fees and expenses             11,500*
Transfer agent and registrar fees       2,500*
Miscellaneous                          33,083*
Total                                $225,000

*Except for the SEC, NASD and Nasdaq fees, all of the foregoing expenses have been estimated.

ITEM 15: INDEMNIFICATION OF DIRECTORS AND OFFICERS
Section 145 of the Delaware General Corporation Law authorizes Delaware corporations to indemnify directors and officers for actions taken in good faith and in a manner such person reasonably believes to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, that such person had no reasonable cause to believe were unlawful.

         Article 8 of the Company's Certificate of Incorporation reads as follows:


         "A director of this corporation shall not be liable to the corporation or the shareholders of this corporation for monetary damages for a breach of the fiduciary duty of care as a director, except to the extent such exceptions from liability or limitation thereof is not permitted under the Delaware General Corporation Law as the same exists or hereafter is amended. The corporation shall, to the fullest extent permitted under Delaware Corporation Law as the same currently exists or hereafter is amended, indemnify the directors of this corporation."


The Company's Bylaws provide for the indemnification of its directors, officers, employees, and agents in accordance with, and to the fullest extent permitted by, the provisions of the Delaware General Corporation Law, as amended from time to time.

The Company's Bylaws also grant the Board of Directors broad powers to manage the Company. Pursuant to those powers, the Board of Directors may authorize the purchase and maintenance of insurance on behalf of any of the Company's officers and directors against any liability asserted against or incurred by that person in such capacity or arising out of that person's status as such, whether or not the Company would have the power to indemnify the person against such liability under the provisions of Delaware or federal law. The Company currently maintains such insurance.

Reference is made to Section 6 of the Purchase Agreement (Exhibit 1.1) which provides certain indemnification rights to the directors and officers of the Registrant.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
(a) Exhibits

   EXHIBIT
     NO.      DESCRIPTION

     1.1      Form of Purchase Agreement
     5.1      Opinion and Consent of Lindquist & Vennum P.L.L.P.*
    23.1      Consent of KPMG Peat Marwick LLP, independent certified public accountants*
    23.2      Consent of Lindquist & Vennum P.L.L.P. (see Exhibit 5.1 above)
    23.3      Consent of Kinney & Lange*
    24        Powers of Attorney *



*Previously filed.


ITEM 17. UNDERTAKINGS
The undersigned Registrant hereby undertakes:

       1. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

       2. That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       3. That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


                                  SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing a Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on the 13th day of March, 1996.


                          CNS, INC.

                          By                   /s/ DANIEL E. COHEN
                                  Daniel E. Cohen, M.D., Chairman of the Board,
                                 Chief Executive Officer, Treasurer and Director




Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on March 13th, 1996 in the capacities indicated.


           SIGNATURE                                  TITLE
      /S/ DANIEL E. COHEN       Chairman of the Board, Chief Executive Officer,
     Daniel E. Cohen, M.D.      Treasurer and Director
                                (principal executive officer)
     /S/ RICHARD E. JAHNKE      President, Chief Operating Officer and Director
       Richard E. Jahnke

       /S/ DAVID J. BYRD        Vice President of Finance and
         David J. Byrd          Chief Financial Officer
                                (principal financial and accounting officer)


      /S/ R. HUNT GREENE*       Director
        R. Hunt Greene

  /S/ ANDREW J. GREENSHIELDS*   Director
    Andrew J. Greenshields

      /S/ PATRICK DELANEY*      Director
        Patrick Delaney

    /S/ RICHARD W. PERKINS*     Director
      Richard W. Perkins

* By:  /s/ DANIEL E. COHEN, M.D.
         Daniel E. Cohen, M.D.
           Attorney-in-fact



                                  CNS, INC.
                      EXHIBITS TO REGISTRATION STATEMENT

   EXHIBIT                                                                          SEQUENTIAL
     NO.      DESCRIPTION                                                            PAGE NO.

     1.1      Form of Purchase Agreement..........................................
     5.1      Opinion and Consent of Lindquist & Vennum P.L.L.P.*
    23.1      Consent of KPMG Peat Marwick LLP, independent certified public accountants*
    23.2      Consent of Lindquist & Vennum P.L.L.P. (see Exhibit 5.1 above)
    23.3      Consent of Kinney & Lange*
    24        Powers of Attorney (included on signature page hereof)




*Previously filed.